   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 21, 1999

                                                      REGISTRATION NO. 333-80593
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 5

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT

                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                              WEBSTAKES.COM, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                    7311                                   13-3898912
    (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL                     (IRS EMPLOYER
     INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)                   IDENTIFICATION NO.)

                            ------------------------

                        11 WEST 19TH STREET, 10TH FLOOR
                            NEW YORK, NEW YORK 10011
                                 (212) 242-8800
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                STEVEN H. KREIN
                              WEBSTAKES.COM, INC.
                        11 WEST 19TH STREET, 10TH FLOOR
                            NEW YORK, NEW YORK 10011
                                 (212) 242-8800
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:

                   MICHAEL B. POLLACK, ESQ.                                          JULIE M. ALLEN, ESQ.
                     BARI S. KREIN, ESQ.                                             PROSKAUER ROSE LLP
                REED SMITH SHAW & MCCLAY LLP                                            1585 BROADWAY
                    2500 ONE LIBERTY PLACE                                      NEW YORK, NEW YORK 10036-8299
            PHILADELPHIA, PENNSYLVANIA 19103-7301                                      (212) 969-3000
                       (215) 851-8100

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ___________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ___________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective Securities Act registration statement for the same offering. / / ___________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                SUBJECT TO COMPLETION, DATED SEPTEMBER 21, 1999


PROSPECTUS

                                  3,575,000 SHARES

                                  COMMON STOCK

                                     [LOGO]

                            ------------------------

This is an initial public offering of our common stock. We are selling all of the 3,575,000 shares offered under this prospectus. We anticipate that the initial public offering price will be between $13.00 and $15.00 per share.


Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "IWIN."


SEE "RISK FACTORS" BEGINNING ON PAGE 5 TO READ ABOUT RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                                              PER SHARE          TOTAL
                                                                           ---------------    -----------
Public offering price...................................................   $                  $
Underwriting discounts and commissions..................................   $                  $
Proceeds, before expenses, to us........................................   $                  $

                            ------------------------

The underwriters may purchase up to an additional 536,250 shares from us at the initial public offering price less the underwriting discount to cover over-allotments.

                            ------------------------

BEAR, STEARNS & CO. INC.
                      ING BARINGS
                                           THOMAS WEISEL PARTNERS LLC
                                                         WIT CAPITAL CORPORATION

                 THE DATE OF THIS PROSPECTUS IS        , 1999.

     PROSPECTIVE INVESTORS MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NEITHER WEBSTAKES.COM, INC. NOR ANY UNDERWRITER HAS AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE INVESTORS WITH DIFFERENT OR ADDITIONAL INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THE SECURITIES IN ANY JURISDICTION WHERE SUCH OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

                            ------------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                   ----
Prospectus Summary...............................     1

Risk Factors.....................................     5

Use of Proceeds..................................    12

Dividend Policy..................................    12

Capitalization...................................    13

Dilution.........................................    14

Selected Financial Data..........................    15

Management's Discussion and Analysis of Financial
  Condition and Results of Operations............    16

Business.........................................    22

                                                   PAGE
                                                   ----

Management.......................................    34
Certain Transactions.............................    39
Principal Stockholders...........................    40
Description of Capital Stock.....................    42
Shares Eligible for Future Sale..................    44
Underwriting.....................................    46
Legal Matters....................................    48
Experts..........................................    48
Where You Can Get More Information...............    48
Index to Financial Statements....................   F-1

                            ------------------------

     UNTIL                , 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                      [This page intentionally left blank]

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors," before investing in our common stock.

OUR BUSINESS


     Webstakes.com, Inc. is a leading online sweepstakes promotion company. We integrate sweepstakes, contests and similar promotional events with direct marketing tools and a proprietary membership database of more than 1.6 million consumers. We make our promotions available without charge to consumers through our web site, webstakes.com, our clients' web sites and consumers' personal home pages. We generate revenues through the sale of promotion services that allow our clients to cost-effectively identify and communicate with potential customers, increase sales and foster brand awareness. We are building on our sweepstakes expertise to provide an integrated, comprehensive online promotion solution. We have recently entered into agreements with NBC and Excite, which we believe will increase awareness of the Webstakes.com brand and attract additional visitors to webstakes.com. Our current top 25 clients measured by revenues include CBS Sportsline, Citibank, CDW, Disney, iMall, MapQuest.com,
PC World and ShopNow.com.



     We believe that our promotions are informative and entertaining, creating an engaging online experience for consumers. Our sweepstakes run continuously, providing consumers with the opportunity to enter each day to win more than 100 prizes with retail values typically between $150 and $400. Since 1996, consumers have entered our sweepstakes more than 56 million times and we have awarded over 6,000 prizes with a total retail value of more than $1,000,000. Once consumers enter any of our sweepstakes by providing required demographic information, they become lifetime Webstakes.com members and can enter additional sweepstakes without having to resubmit this information. We believe that eliminating requests for redundant information increases the likelihood that consumers will participate more often in our promotions. We currently have approximately
1.6 million members and, over the last three months, we have added new members at an average rate of over 3,000 per day.


     Our technology enables us to present tailored direct marketing offers to our members based upon their demographic profiles each time they enter one of our promotions. We respect the privacy rights of our members. Our privacy policy precludes the sale of any individual member information collected from promotions hosted on webstakes.com without the consent of our members. Members may choose to receive our weekly electronic newsletter, the Webstakes Update. Our members control whether and how often they receive email from our clients or us.

     We believe that the Internet is a compelling medium for direct marketing promotions. The Internet enables marketers to collect extensive demographic information and feedback from consumers and to use this information to tailor and quickly adjust campaigns. According to Forrester Research, Inc., online promotions generate three to five times the response rates of traditional promotions. Forrester also reports that 88% of retailers and marketers surveyed found that online promotional efforts have met or exceeded their expectations and 80% of those surveyed planned to increase their online promotional spending in the next year. Based on this survey, Forrester estimates that 50% to 70% of total Internet marketing budgets will be spent on promotions over the next five years, compared to less than 15% of Internet marketing budgets currently being spent on promotions.

     To date, substantially all of our revenues have been derived from the sale of promotion services. We have incurred substantial costs and expenses to create, launch and enhance webstakes.com and to grow our business. We expect losses from operations and negative cash flow from operating activities to continue for the forseeable future.

OUR STRATEGY

     Our objective is to be the leading full-service online promotion company and to make webstakes.com the leading Internet promotion destination. Key elements of our strategy include:

          o building on our sweepstakes expertise to provide an integrated, comprehensive online promotion solution, including points and loyalty programs, coupons, samples, premium incentives and instant win games;

          o growing our membership base;

          o building strong brand awareness through online and traditional marketing campaigns;

          o enhancing our database of information about our members; and

          o expanding internationally.

RECENT DEVELOPMENTS


     In March 1999, we entered into an agreement with NBC Multimedia, Inc. Under this agreement, we have served as the exclusive third-party provider of online sweepstakes and contests for the NBC.com and NBC Interactive Neighborhood web sites and have the right to continue to serve in that capacity for the term of the agreement. In exchange for these services, a link to Webstakes-managed promotions is and will continue to be displayed on the NBC.com home page and the NBC Interactive Neighborhood menu for the term of the agreement. We receive no cash revenues from this agreement. The term of the agreement is one year with an automatic one year renewal term unless terminated prior to the renewal period. Under this agreement, we have agreed to provide sweepstakes to NBC.com. If NBC.com wishes to run additional sweepstakes, they must negotiate with us on an exclusive basis for five days. Thereafter, NBC.com may contract with another party. We also entered into an agreement with NBC to advertise on national television.


     In June 1999, we entered into an agreement with Excite, Inc., a wholly owned subsidiary of At Home Corporation, allowing us to market our promotions on Excite.com. Given the similarity between the topical channels of Excite and webstakes.com, we believe this relationship will enhance our visibility and membership base.

     In connection with the Excite agreement, we also entered into a services agreement with its subsidiary, MatchLogic. Under this agreement, MatchLogic will provide services to us which will enable us to more effectively conduct our promotions and analyze information regarding webstakes.com visitors and members.

     In June 1999, we redeemed all outstanding shares of class A mandatorily redeemable convertible preferred stock and 1,714,608 shares of common stock for an aggregate amount of $24.0 million. To finance the redemption and to provide working capital, we issued shares of class B mandatorily redeemable convertible preferred stock to a group of investors, including, among others, At Home Corporation, XL Ventures, a subsidiary of Big Flower Holdings, and Travelers Insurance Company, for an aggregate purchase price of $40.0 million. At the same time as the closing of this offering, the outstanding class B mandatorily redeemable convertible preferred stock will automatically convert into 6,666,667 shares of common stock. After the closing of this offering, the class A mandatorily redeemable convertible preferred stock and the class B mandatorily redeemable convertible preferred stock will be unavailable for reissue.

CORPORATE INFORMATION

     We were incorporated in New York on January 8, 1996 as Webstakes, Inc. We reincorporated in Delaware as Netstakes, Inc. on June 5, 1996 and we continued doing business under the name Webstakes. We changed our name to Webstakes.com, Inc. on June 11, 1999. Our principal executive offices are at 11 West 19th Street, 10th Floor, New York, New York 10011. Our telephone number at that location is (212) 242-8800. INFORMATION CONTAINED ON OUR WEB SITE DOES NOT CONSTITUTE PART OF THIS PROSPECTUS.

                                  THE OFFERING


Common stock offered....................................  3,575,000 shares
Common stock outstanding after this offering............  14,241,243 shares
Use of proceeds.........................................  We intend to use a portion of the net proceeds to make aggregate payments of $12.4 million to Excite and
                                                          MatchLogic, and the balance of the net proceeds for
                                                          working capital and general corporate purposes. See "Use
                                                          of Proceeds."
Proposed Nasdaq National Market symbol..................  IWIN


     You should be aware that we may issue additional shares of our common stock after this offering upon the exercise of options and warrants. If and when we issue these shares or any other shares, the percentage of common stock that you own will be diluted. The following is a summary of the additional shares of common stock that we may issue:


          o 1,289,600 shares issuable upon the exercise of options outstanding at a weighted average exercise price of $7.60;


          o 64,000 shares issuable upon the exercise of options to be granted to our non-employee directors at the closing of this offering at an exercise price equal to the initial public offering price;


          o 1,096,400 additional shares available for issuance under our equity compensation plans; and


          o 221,683 shares issuable upon the exercise of warrants outstanding at an exercise price of $6.00.

     Unless otherwise indicated, all information in this prospectus gives effect to the issuance upon the closing of this offering of options to purchase 64,000 shares of common stock at an exercise price equal to the initial public offering price to non-employee directors and the conversion of 6,666,667 shares of class B mandatorily redeemable convertible preferred stock into common stock at the same time as the closing of this offering.

     In addition, unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their option to purchase 536,250 additional shares from us after the closing of this offering.

                             SUMMARY FINANCIAL DATA

     The following table sets forth our summary financial data. This table does not present all of our financial information. You should read this information together with our financial statements and the notes to those statements beginning on page F-1 of this prospectus and the information under "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                                               SIX MONTHS ENDED
                                        JANUARY 8, 1996       YEAR ENDED DECEMBER 31,              JUNE 30,
                                        (INCEPTION) TO        ------------------------     ------------------------
                                        DECEMBER 31, 1996        1997         1998            1998         1999
                                        -----------------     ----------   -----------     ----------   -----------
                                                      (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues.............................          $  80            $1,618        $4,799         $2,263        $3,054
  Loss from operations.................           (213)             (190)       (1,338)          (223)       (4,445)
  Net loss.............................           (221)             (227)       (1,414)          (248)       (4,393)
  Net loss attributable to common
     stockholders......................           (221)             (227)       (1,414)          (248)      (13,105)
  Basic and diluted net loss per share
     attributable to common
     stockholders .....................         $(0.06)           $(0.05)       $(0.27)        $(0.05)       $(2.36)
  Weighted average shares of common
     stock used in computing basic and
     diluted net loss per share........      3,999,576         4,278,916     5,181,356      4,999,176     5,562,617
  Pro forma basic and diluted net loss
     per share.........................                                         $(0.12)                      $(1.23)
  Shares of common stock used in
     computing pro forma basic and
     diluted net loss per share........                                     11,848,023                   10,666,243


     The following table is a summary of our balance sheet as of June 30, 1999. The as adjusted column gives effect to the sale of the 3,575,000 shares of common stock in this offering after deducting underwriting discounts and commissions and estimated offering expenses, assuming an initial public offering price of $14.00 per share and the initial application of the net proceeds as described under "Use of Proceeds."

                                                                                             AS OF JUNE 30, 1999
                                                                                           -----------------------
                                                                                            ACTUAL     AS ADJUSTED
                                                                                           --------    -----------
                                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash..................................................................................   $ 12,973      $42,493
  Working capital.......................................................................     15,445       51,635
  Total assets..........................................................................     18,311       62,857
  Notes payable (excluding current portion).............................................         33           33
  Class B mandatorily redeemable convertible preferred stock............................     40,000           --
  Total stockholders' equity (deficit)..................................................    (23,349)      61,697

                            ------------------------

     This prospectus contains forward-looking statements that are not based on historical facts. The outcome of the events described in these forward-looking statements is subject to risks and uncertainties. There are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."
                            ------------------------

     Webstakes, iDialog and our logo are our trademarks. Each other trademark, trade name or service mark appearing in this prospectus belongs to its holder.

                                  RISK FACTORS

     Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to purchase our common stock. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. In this case, the market price of our common stock could decline, and you may lose all or part of the money you paid to purchase our common stock.

RISKS RELATED TO OUR BUSINESS

OUR LIMITED OPERATING HISTORY MAKES EVALUATING OUR BUSINESS DIFFICULT.

     We were incorporated, and launched our first promotion, in January 1996. Accordingly, we have a limited operating history upon which to evaluate our operations and future prospects. In addition, our revenue model is evolving and relies substantially upon the growth of promotion spending on the Internet and our ability to become a full-service Internet promotion company. As an early stage company in a new and rapidly evolving market, we face risks and uncertainties relating to our ability to successfully implement our business plan, which are described in more detail below. We may not successfully address these risks.

WE HAVE NOT BEEN PROFITABLE AND MAY NOT BECOME PROFITABLE, IN WHICH EVENT OUR BUSINESS AND STOCK PRICE WOULD BE ADVERSELY AFFECTED.

     To date, we have not been profitable. We may never be profitable, or, if we become profitable, we may be unable to sustain profitability. We expect to continue to incur losses for the foreseeable future because we expect to continue to spend significant resources to expand our business. Although we have experienced revenue growth in recent periods, these growth rates may not be sustainable or indicative of future growth. We reported a loss of $4.4 million for the six months ended June 30, 1999. As of June 30, 1999, our accumulated deficit was approximately $6.3 million. For us to make a profit, our revenues will need to increase sufficiently to cover our costs and expenses.

A SIGNIFICANT PORTION OF OUR REVENUES HAVE BEEN DERIVED FROM BARTER TRANSACTIONS, AND WE MAY NOT BE SUCCESSFUL IN GENERATING SUFFICIENT CASH REVENUES TO COVER OUR COSTS AND EXPENSES IN THE FUTURE.

     For the year ended December 31, 1998, approximately 42% of our revenues were derived from the trading of promotion services for advertising and prizes. For the six months ended June 30, 1999, approximately 29% of our revenues were derived from these barter agreements. We do not receive cash for sales involving barter agreements. We expect that barter agreements will continue to account for a significant portion of our revenues in the future and we may not generate sufficient cash to pay our cash expenses.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE, WHICH MAY CAUSE THE PRICE OF OUR COMMON STOCK TO DECREASE.

     We expect our operating results to vary significantly from quarter to quarter due to many factors discussed in this Risk Factors section, some of which are beyond our control. It is possible that in future periods our results of operations will be below the expectations of public market analysts and investors. In this event, the price of our common stock would likely decrease. You should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance.

     The rapidly evolving market in which we operate and potential seasonal fluctuations in promotional spending and Internet use make it difficult to forecast our revenues accurately. Our operating expenses are based on our expectations of future revenues and are relatively fixed in the short term. Accordingly, we may not be able to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall. If we have a shortfall in revenues in relation to our expenses, or if our expenses precede expected revenues, then our results of operations and financial condition would be materially adversely affected.

IF THE DEMAND FOR INTERNET PROMOTION SERVICES DOES NOT INCREASE, OUR BUSINESS WILL BE HARMED.

     Our success depends in part on the increased acceptance of online promotion services. The market for Internet promotion services has only recently begun to develop and is evolving rapidly. Most businesses have little or no experience using the Internet for promotion purposes. As a result, many businesses have allocated only a limited portion of their marketing budgets to Internet promotion spending. An increase in the demand for these services is dependent in part on the effectiveness of the promotions and the recognition of this effectiveness by clients and potential clients. The market for Internet promotion services may not grow and any growth may not be sustained.

IF WE ARE UNABLE TO ATTRACT VISITORS TO WEBSTAKES.COM AND THE WEB SITES OF OUR CLIENTS, THE EFFECTIVENESS OF OUR PROMOTIONS WOULD BE REDUCED, AND OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION WOULD BE MATERIALLY ADVERSELY AFFECTED.

     Our future success depends upon our ability to continue to attract and retain visitors with demographic characteristics desired by our clients to webstakes.com and the web sites of our clients. In addition, we guarantee our clients that visitors will view their pages and/or link to their web sites a minimum number of times. If we are unable to meet these minimum guarantees, we will be required to defer recognition of the related revenues until the guaranteed minimum is achieved. In addition, we will be required to provide services to the client for free until we are able to meet our guaranteed minimum, which may reduce our promotion inventory in future periods.

IF WE ARE UNSUCCESSFUL IN BROADENING OUR PRODUCT OFFERINGS, OUR REVENUE GROWTH WILL BE LIMITED.

     To date, substantially all of our revenues have been derived from conducting sweepstakes on the Internet. Our growth is largely dependent upon our ability to leverage our sweepstakes expertise to become a full-service Internet promotion company. In the event that we are unable to successfully implement our growth strategy, our business, results of operations and financial condition would be materially adversely affected.

WE FACE SIGNIFICANT COMPETITION, AND WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

     The market for Internet promotion services is intensely competitive. We expect competition in our market to continue to intensify as a result of increasing market size, greater visibility of the market opportunity for Internet promotion services and minimal barriers to entry. Industry consolidation may also increase competition. We compete with many types of companies, including both online and offline promotion companies, large Internet publishers, search engine and other Internet portal companies, a variety of Internet-based advertising networks and other companies that facilitate the marketing of products and services on the Internet. Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger client bases and significantly greater financial, technical and marketing resources than we do. This may allow them to compete more effectively and be more responsive to industry and technological change than us. We may not be able to compete successfully and competitive pressures may reduce our revenues and result in increased losses or reduced profits.

     Our ability to compete depends on many factors both within and beyond our control. These factors include:

          o the success of the sales and marketing efforts of us and our competitors;

          o the ease of use, performance, price and reliability of promotions offered by us and our competitors; and

          o the timing and market acceptance of new promotion services developed by us and our competitors.

IF OUR CLIENTS DO NOT RENEW THEIR AGREEMENTS OR TERMINATE THEM PRIOR TO THEIR SCHEDULED EXPIRATIONS, OUR REVENUES WILL BE REDUCED.

     Our agreements with clients generally have terms ranging from one to 12 months. In addition, substantially all of our agreements permit our clients to terminate their relationships with us on relatively short notice. Our clients may not remain clients for the full term of their agreements or renew such agreements when they expire.

OUR BRAND MAY NOT ACHIEVE THE RECOGNITION NECESSARY TO INCREASE OUR MEMBERSHIP BASE AND ATTRACT CLIENTS.

     To be successful, we must continue to build our brand identity. We believe that the importance of brand recognition will increase as more companies enter our market. We may not be successful in our marketing efforts or in increasing our brand awareness.

SWEEPSTAKES REGULATIONS MAY LIMIT OUR ABILITY TO CONDUCT SWEEPSTAKES OR LIMIT PARTICIPATION IN OUR SWEEPSTAKES, WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

     The sweepstakes industry is subject to extensive regulation on the local, state and national levels, regardless of whether promotions are conducted online or offline. Congress and many state attorneys general and legislatures recently have announced regulatory initiatives aimed at the sweepstakes industry due to recently reported deceptive industry practices. The publicity generated by these initiatives may adversely affect demand for our services. Although we believe that additional laws and regulations are likely to be enacted, we cannot predict what they will be. Any new sweepstakes regulations may have a material adverse affect on our business, results of operations and financial condition. Additionally, the Internet is a new medium for sweepstakes, and it is difficult to predict how existing laws and regulations will be interpreted. See "Business--Government Regulation and Legal Uncertainties."

OUR FAILURE TO MANAGE OUR GROWTH EFFECTIVELY COULD ADVERSELY AFFECT OUR
BUSINESS.

     In order to successfully implement our business plan, we must grow significantly. Our anticipated future growth will likely place a significant strain on our management resources and systems. To manage our growth effectively, we will need to continue to improve our operational, financial and managerial controls and reporting systems and procedures, and we will need to continue to expand, train and manage our workforce. If we do not manage our growth effectively, our business, results of operations and financial condition would be materially adversely affected.

WE MAY BE UNABLE TO INCREASE OUR SALES FORCE, WHICH WOULD HAVE A MATERIAL ADVERSE EFFECT ON THE GROWTH OF OUR BUSINESS.

     We need to substantially expand our sales force to increase market awareness and sales of our promotion services. Competition for qualified sales personnel is intense, and we might not be able to hire the quality and number of sales personnel we require. New hires require extensive training and typically take several months to achieve productivity. If we fail to effectively increase our sales force, our business, results of operations and financial condition would be materially adversely affected.

OUR BUSINESS MAY SUFFER IF WE ARE UNABLE TO RETAIN KEY PERSONNEL.

     Our future success is substantially dependent upon the continued service of our founders, Steven H. Krein, Chief Executive Officer, and Daniel J. Feldman, President, and other executive officers. The loss of the services of any of our executive officers could have a material adverse affect on our business. Many of our executive officers, including our Chief Financial Officer, have only been employed by us for a short time. We do not currently have "key person" life insurance policies on any of our employees. We have employment agreements only with Messrs. Krein and Feldman. Competition for senior management is intense, and we may not be successful in attracting and retaining key personnel.

THE INABILITY TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, AND ANY INFRINGEMENT ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, COULD ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL CONDITION.

     Third parties may infringe or misappropriate our patents, trademarks or other intellectual property rights, which could have a material adverse effect on our business, results of operations or financial condition. The actions we take to protect our trademarks and other proprietary rights may not be adequate. In addition, the validity, enforceability and scope of protection of proprietary rights in Internet-related industries is uncertain and still evolving. We have one patent application and one trademark application pending, but neither have been granted.

     Third parties may assert infringement claims against us. Any claims and any resulting litigation, should they occur, could subject us to significant liability for damages. In addition, even if we prevail, litigation could be time-consuming and expensive to defend, and could result in the diversion of our time and attention. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims unless we are able to enter into contractual arrangements with the third parties making these claims, which arrangements may not be available on commercially reasonable terms.

ANY ACQUISITIONS THAT WE MAKE MAY NOT BE SUCCESSFUL.

     We have no experience in making acquisitions. If we make an acquisition, we could have difficulty in assimilating the acquired company's personnel and operations. In addition, the key personnel of the acquired business may not continue to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. In addition, effecting acquisitions could require use of a significant portion of our available cash. Alternatively, we may have to issue equity or equity-linked securities to pay for future acquisitions and any of these issuances could be dilutive to existing and future stockholders. Any indebtedness incurred to pay for acquisitions may contain covenants that limit our operations or our ability to pay dividends.

INTERNATIONAL EXPANSION INVOLVES CERTAIN RISKS.

     Our growth strategy depends, in part, on international expansion. We may not be successful in expanding our operations internationally. We currently have no experience in developing localized versions of webstakes.com or in marketing or selling our promotion services internationally. International operations are subject to risks that may materially adversely affect our business, results of operations and financial condition. In particular, privacy regulations in some other countries, including the European Union, are more stringent than in the United States. These regulations may prohibit the collection of demographic data on visitors to our promotions, which would have a material adverse affect on our business. Other risks of international operations are:

          o regulatory requirements;

          o reduced protection for intellectual property rights in some countries;

          o difficulties and costs of staffing and managing foreign operations;

          o political and economic instability; and

          o fluctuations in currency exchange rates.

WE FACE A NUMBER OF RISKS ASSOCIATED WITH THE YEAR 2000 PROBLEM, WHICH MAY HARM OUR BUSINESS.

     The failure of our internal systems, or any material third-party systems, to be Year 2000 compliant would have a material adverse effect on our business, results of operations and financial condition. Although Frontier GlobalCenter, Inc., our production server provider, has represented to us that its internal systems are Year 2000 compliant, their failure to be compliant would adversely affect our ability to deliver our service. We have not yet devised a Year 2000 contingency plan. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of the Year 2000."

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS FOR PRODUCTS GIVEN AS PRIZES IN OUR PROMOTIONS AND FOR PRODUCTS SOLD BY OUR CLIENTS OVER THE INTERNET.

     Consumers may sue us if any of the products we give as prizes are defective, fail to perform properly or injure the user. We may also be sued by consumers who purchase products that are offered or marketed through webstakes.com. Although our agreements with our clients typically contain provisions intended to limit our exposure to these product liability claims, these limitations may not eliminate our liability. Liability claims could require us to spend significant time and money in litigation or pay significant damages. We do not carry product liability insurance. As a result, any of these claims, whether or not successful, could have a material adverse effect on our business, results of operations and financial condition.

RISKS RELATED TO THE INTERNET

PRIVACY AND SECURITY CONCERNS MAY CAUSE CONSUMERS NOT TO PARTICIPATE IN OUR PROMOTIONS, WHICH WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     An important feature of the services we provide our clients is our ability to develop and maintain demographic and other information about consumers participating in our promotions. Privacy and other security concerns may cause consumers to resist providing us with personal data, which would reduce the value of our services. Moreover, privacy and security concerns may inhibit consumer acceptance of the Internet as a means of commerce. If privacy and other security concerns of consumers are not adequately addressed, our business would be materially adversely affected.

OUR GROWTH WILL DEPEND ON THE GROWTH OF INTERNET USAGE.

     We depend on continued growth in the use of the Internet by businesses and consumers. If electronic commerce does not grow or grows more slowly than expected, the use of the Internet by businesses may decline or grow more slowly than anticipated. In addition, the acceptance and growth in the use of the Internet by consumers could be negatively affected by consumer concerns about the security of electronic commerce transactions and privacy. Even if Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it and its performance or reliability may decline.

WE MAY BE UNABLE TO RESPOND TO TECHNOLOGICAL CHANGE EFFECTIVELY.

     Our industry is characterized by rapid technological change, frequent new service introductions, changing consumer demands and evolving industry standards and practices. Our inability to anticipate and effectively respond to these changes on a timely basis would materially adversely affect our business, results of operations and financial condition. Our future success will depend, in part, on our ability to cost-effectively adapt to rapidly changing technologies, to enhance existing services and to develop and introduce a variety of new services to address changing demands of consumers and our clients on a timely basis.

THE FAILURE OF OUR COMPUTER OR COMMUNICATIONS SYSTEMS MAY ADVERSELY AFFECT OUR BUSINESS.

     Our business depends on the efficient and uninterrupted operation of our computer and communications systems. Any system failure, including network, software or hardware failure, that causes an interruption in our service or decreases the responsiveness of webstakes.com or the web sites of our clients could materially adversely affect our business. webstakes.com could also be affected by computer viruses, electronic break-ins or other similar disruptions. Our insurance policies have coverage limits of $775,000 per occurrence and therefore may not adequately compensate us for any losses that may occur due to any interruptions in our service.

     Frontier GlobalCenter, Inc. maintains all of our production servers at their Manhattan Data Center. Our operations depend on Frontier's ability to protect its own systems and our systems against damage from fire, power loss, water, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events. Any disruption in the Internet access provided by Frontier could have a material adverse effect on our business, results of operations and financial condition.

WE DEPEND ON THE CONTINUED VIABILITY OF THE INTERNET INFRASTRUCTURE.

     Our success depends upon the development and maintenance of a viable Internet infrastructure. The current Internet infrastructure may be unable to support an increased number of users. The timely development of products such as high-speed modems and communications equipment will be necessary to continue reliable Internet access. Furthermore, the Internet has experienced outages and delays as a result of damage to portions of its infrastructure. Such outages and delays, including those relating to Year 2000 problems, could adversely affect webstakes.com and the level of traffic on our customers' web sites. The effectiveness of the Internet may decline due to delays in the development or adoption of new standards and protocols designed to support increased levels of activity. If such new infrastructure, standards or protocols are developed, we may be required to incur substantial expenditures to adapt our services to the new technologies.

LAWS AND REGULATIONS PERTAINING TO THE INTERNET MAY ADVERSELY AFFECT OUR
BUSINESS.

     There are an increasing number of laws and regulations pertaining to the Internet. These laws and/or regulations may relate to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and the quality of products and services. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing. Any new law or regulation pertaining to the Internet, or the application or interpretation of existing laws, could decrease the demand for our promotion services, increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition. Please see "Business--Government Regulation and Legal Uncertainties."

RISKS RELATED TO THIS OFFERING

THIS OFFERING WILL BENEFIT OUR CURRENT STOCKHOLDERS.

     Our current stockholders, including members of management, will benefit from this offering. This offering will result in the creation of a public market for our common stock, which will enable existing stockholders to liquidate their investments. Upon the closing of this offering, the unrealized appreciation in the value of the common stock held by existing stockholders will be $109.3 million, assuming an initial public offering price of $14.00 per share.

AFTER THIS OFFERING, OUR OFFICERS AND DIRECTORS MAY STILL CONTROL US.

     Our executive officers and directors will, in the aggregate, beneficially own approximately 40.6% of the common stock following this offering. These stockholders may be able to effectively exercise control over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of us, which could have a material adverse effect on our stock price.

WE MAY REQUIRE ADDITIONAL FINANCING TO EXPAND OUR BUSINESS, AND WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL FINANCING.

     We may need to raise additional funds in the future in order to fund more aggressive brand promotion or more rapid expansion, to develop new or enhanced services, to respond to competitive pressures or to make acquisitions. Additional financing may not be available on terms favorable to us, and may not be available at all. If adequate funds are not available on acceptable terms, we may be unable to fund our expansion, successfully promote our brand, take advantage of acquisition opportunities, develop or enhance services or respond to competitive pressures, any of which could have a material adverse effect on our business, results of operations and financial condition. If additional funds are raised by our issuing equity securities, stockholders may experience dilution of their ownership interest and the newly issued securities may have rights superior to those of the common stock. If additional funds are raised by our issuing debt, we may be subject to limitations on our operations, including limitations on the payment of dividends. Please see

"Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

FUTURE SALES OF OUR COMMON STOCK BY OUR EXISTING STOCKHOLDERS MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     The market price of our common stock could decline as a result of sales of shares of common stock by our existing stockholders after this offering, or the perception that these sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Please see "Shares Eligible for Future Sale."

OUR COMMON STOCK PRICE IS LIKELY TO BE HIGHLY VOLATILE, AND INVESTORS MAY NOT BE ABLE TO SELL THEIR SHARES AT OR ABOVE THE INITIAL PUBLIC OFFERING PRICE.

     There has not been a public market for our common stock. We cannot predict the extent to which investor interest will lead to the development of a trading market or how liquid that market might become. The initial public offering price of the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The stock market has experienced significant price and volume fluctuations and the market prices of securities of technology companies, particularly Internet-related companies, have been highly volatile. Investors may not be able to resell their shares at or above the initial public offering price. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against the company issuing the securities. This type of litigation could result in substantial costs and a diversion of our management's attention and resources.

                                USE OF PROCEEDS

     We estimate that the net proceeds from this offering will be approximately $45.0 million, or $52.6 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $14.00 per share and after deducting underwriting discounts and commissions and estimated expenses of this offering.


     We will use approximately $12.4 million of the net proceeds from this offering to make payments due to Excite and MatchLogic. Payments to Excite are for banner advertising on the Excite network and payments to MatchLogic are for ad serving and targeting and data processing, analysis and enhancement services. Excite and MatchLogic are subsidiaries of At Home Corporation, one of our principal shareholders. Please see "Management's Discussion and Analysis--Liquidity and Capital Resources," "Certain Transactions" and "Principal Stockholders." We expect to use the balance of the net proceeds for working capital and general corporate purposes, including advertising and marketing our brand and expanding our sales and marketing capabilities. A portion of the net proceeds may be used to acquire or invest in complementary businesses, technologies, products or services or to invest in geographic expansion. Although we are not contemplating any specific acquisitions at this time and no portion of the net proceeds has been allocated for any acquisition, we evaluate acquisition opportunities on an ongoing basis. Our management will have broad discretion in the application of the net proceeds. Pending use, we intend to invest the net proceeds in interest-bearing, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States.


                                DIVIDEND POLICY

     We have never declared or paid any dividends on our common stock. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, operating results, capital requirements and other factors that the board of directors deems relevant.

                                   CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 1999. Our capitalization is presented:

          o on an actual basis; and

          o on an as adjusted basis to reflect the sale of 3,575,000 shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses, assuming an initial public offering price of $14.00 per share.

                                                                                    AS OF JUNE 30, 1999
                                                                                   ----------------------
                                                                                   ACTUAL     AS ADJUSTED
                                                                                   -------    -----------
                                                                                   (IN THOUSANDS, EXCEPT
                                                                                        SHARE DATA)
Notes payable (excluding current portion).......................................   $    33      $    33
Class B mandatorily redeemable convertible preferred stock, par value $.01,
  6,700,000 shares authorized; and 6,666,667 shares issued and outstanding
  (actual), 0 shares authorized or issued (as adjusted).........................    40,000           --
Stockholders' equity (deficit):
  Preferred stock, no par value, 1,000,000 shares authorized (actual and as
     adjusted); 0 shares issued (actual and as adjusted)........................        --           --
  Common stock, par value $.01, 50,000,000 shares authorized (actual and as adjusted); 3,999,576 shares issued and outstanding (actual);
     14,241,243 shares issued and outstanding (as adjusted).....................        40          142
  Additional paid-in capital....................................................   (16,977)      67,967
  Accumulated deficit...........................................................    (6,255)      (6,255)
  Deferred compensation.........................................................      (157)        (157)
                                                                                   -------      -------
     Total stockholders' equity (deficit).......................................   (23,349)      61,697
                                                                                   -------      -------
       Total capitalization.....................................................   $16,684      $61,730
                                                                                   -------      -------
                                                                                   -------      -------

     We expect there to be 14,241,243 shares of common stock outstanding after this offering. In addition to the shares of common stock to be outstanding after this offering, we may issue additional shares of common stock. See "Prospectus Summary--The Offering."

                                      DILUTION

     As of June 30, 1999, our net tangible book value was $16.7 million, or $1.56 per share of common stock. "Net tangible book value" per share equals our total tangible assets minus our total liabilities, divided by the number of shares of common stock outstanding. As of June 30, 1999, our pro forma net tangible book value, as adjusted for the sale of the 3,575,000 shares in this offering, assuming an initial public offering price of $14.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses, would have been approximately $61.7 million, or $4.33 per share. This represents an immediate increase of $2.77 per share to existing stockholders and an immediate dilution of $9.67 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share............................             $14.00
  Net tangible book value per share as of
     June 30, 1999.........................................................   $ 1.56
  Increase per share attributable to new investors.........................     2.77
                                                                              ------
Net tangible book value per share after this offering......................               4.33
                                                                                        ------
Dilution per share to new investors........................................             $ 9.67
                                                                                        ------
                                                                                        ------

     The following table summarizes, as of June 30, 1999, the differences between the total consideration paid and the average price per share paid by existing stockholders (excluding purchasers of the class B mandatorily redeemable convertible preferred stock), purchasers of the class B mandatorily redeemable convertible preferred stock as converted into common stock upon the completion of this offering and new investors purchasing shares in this offering with respect to the number of shares of common stock purchased from us, assuming an initial public offering price of $14.00 per share:

                                               SHARES PURCHASED                          TOTAL CONSIDERATION
                                     ------------------------------------     ------------------------------------------
                                        NUMBER             PERCENT                AMOUNT               PERCENT
                                     ----------------    ----------------     -------------------    -------------------
Existing stockholders (excluding
  class B purchasers).............       3,999,576              28.1%             $    30,029                 0.1%
Purchasers of class B mandatorily
  redeemable convertible preferred
  stock...........................       6,666,667              46.8               40,000,000                44.3
New investors.....................       3,575,000              25.1               50,050,000                55.6
                                        ----------            ------              -----------               -----
  Total...........................      14,241,243             100.0%             $90,080,029               100.0%
                                        ----------            ------              -----------               -----
                                        ----------            ------              -----------               -----

                                    AVERAGE PRICE
                                    PER SHARE
                                    -------------
Existing stockholders (excluding
  class B purchasers).............     $  0.01
Purchasers of class B mandatorily
  redeemable convertible preferred
  stock...........................     $  6.00
New investors.....................     $ 14.00
  Total...........................


     None of the foregoing tables or calculations assume that any options or warrants outstanding as of June 30, 1999 will be exercised. As of June 30, 1999, we had 1,126,100 options and 221,683 warrants outstanding with a weighted average exercise price of $6.63 and $6.00, respectively, per share. New investors in this offering will suffer further dilution to the extent that these options or warrants are exercised. If all outstanding options and warrants were exercised on the date of the closing of this offering, new investors purchasing shares in this offering would suffer total dilution of $10.06 per share.

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read together with the financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus. The statement of operations data for the period from January 8, 1996 (inception) through December 31, 1996 and for the years ended December 31, 1997 and 1998, and the balance sheet data as of December 31, 1997 and 1998, are derived from our audited financial statements included in this prospectus. The balance sheet data as of December 31, 1996 has been derived from our audited financial statements not included in this prospectus. Our historical financial statements for the six months ended June 30, 1998 and 1999 are unaudited, and in our opinion include all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation of the results for the unaudited period. You should not rely on interim results as being indicative of results for the full year. Historical results are not necessarily indicative of the results to be expected in the future.


                                                                                               SIX MONTHS ENDED
                                           JANUARY 8, 1996      YEAR ENDED DECEMBER 31,            JUNE 30,
                                           (INCEPTION) TO       ------------------------    -----------------------
                                           DECEMBER 31, 1996      1997          1998          1998         1999
                                           -----------------    ----------    ----------    ---------    ----------
                                                       (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues................................        $  80           $1,618       $  4,799      $ 2,263      $  3,054
  Operating expenses:
     Product development..................           59              181            549          222           236
     Sales and marketing..................          125            1,091          3,619        1,491         4,194
     General and administrative...........          109              536          1,969          773         2,273
     Non-cash financial advisory
       services...........................           --               --             --           --           796
                                              ---------        ---------      ---------     ---------    ---------
          Total operating expenses........          293            1,808          6,137        2,486         7,499
                                              ---------        ---------      ---------     ---------    ---------
  Loss from operations....................         (213)            (190)        (1,338)        (223)       (4,445)
  Other income (expense)..................           (8)             (37)           (76)         (25)           52
                                              ---------        ---------      ---------     ---------    ---------
  Net loss................................       $ (221)          $ (227)      $ (1,414)     $  (248)     $ (4,393)
  Deemed dividend on redemption of Class A
     mandatorily redeemable convertible
     preferred stock......................                                                                  (8,712)
                                              ---------        ---------      ---------     ---------    ---------
  Net loss attributable to common
     stockholders.........................       $ (221)          $ (227)      $ (1,414)     $  (248)     $(13,105)
                                              ---------        ---------      ---------     ---------    ---------
                                              ---------        ---------      ---------     ---------    ---------
  Basic and diluted net loss per share
     attributable to common
     stockholders.........................       $(0.06)          $(0.05)      $  (0.27)     $ (0.05)     $  (2.36)
                                              ---------        ---------      ---------     ---------    ---------
                                              ---------        ---------      ---------     ---------    ---------

  Weighted average shares of common stock
  used in computing basic and diluted net
  loss per share..........................    3,999,576        4,278,916      5,181,356     4,999,176    5,562,617
                                              ---------        ---------      ---------     ---------    ---------
                                              ---------        ---------      ---------     ---------    ---------
  Pro forma basic and diluted net loss per
     share................................                                     $  (0.12)                  $  (1.23)
                                                                              ---------                  ---------
                                                                              ---------                  ---------
  Shares of common stock used in computing
  pro forma basic and diluted net loss per
  share...................................                                    11,848,023                 10,666,243
                                                                               --------                   --------
                                                                               --------                   --------


                                                                               AS OF DECEMBER 31,           AS OF
                                                                          -----------------------------    JUNE 30,
                                                                           1996       1997       1998        1999
                                                                          -------    -------    -------    --------
                                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash.................................................................    $  24      $  85     $    18    $ 12,973
  Working capital......................................................     (249)      (149)     (1,124)     15,445
  Total assets.........................................................      134        476       1,196      18,311
  Notes payable (excluding current portion)............................       --         --          67          33
  Class B mandatorily redeemable convertible preferred stock...........       --         --          --      40,000
  Stockholders' equity (deficit).......................................     (191)       125        (753)    (23,349)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements included in this prospectus. This discussion includes forward-looking statements that involve risks and uncertainties. Please see "Risk Factors."

OVERVIEW

     To date, substantially all of our revenues have been derived from the sale of promotion services. We expect to derive substantially all of our revenues from the sale of promotion services for the foreseeable future.

     We recognize revenues from promotion services ratably over the period during which we provide promotion services, provided that no significant obligations remain and collection of the resulting receivable is reasonably assured. Payments received from clients prior to providing promotion services are recorded as deferred revenue and are recognized as revenue ratably as the services are provided. We generally guarantee a minimum number of impressions, or times that the client's name, logo or other identifier appears in pages viewed by visitors to webstakes.com, and/or times that our visitors are delivered to our client's web site. To the extent that these minimum guarantees are not met, we defer recognition of the corresponding revenues until the guaranteed levels are achieved.

     Revenues include revenues from barter transactions in which we exchange promotion services for advertising and prizes. Revenues from these barter transactions are recorded as promotion revenues at the lower of the estimated fair value of the goods or services received or delivered and are recognized when we deliver the promotion services. Advertising expenses related to barter are recognized when our advertisements are run on the reciprocal web site, which is typically in the same period as the corresponding barter revenues are recognized. Prize expenses related to barter are recognized when prizes are awarded. In 1998, barter revenues were 42% of our total revenues, and for the six months ended June 30, 1999, 29% of total revenues. We expect that, as our cash revenues grow, barter as a percentage of our revenues will decrease.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 1999 AND JUNE 30, 1998

     Revenues. Revenues primarily result from the sale of promotion services. Revenues increased from approximately $2.3 million for the six months ended June 30, 1998 to $3.1 million for the six months ended June 30, 1999. We recorded $945,000 and $877,000 of barter revenues during these same periods, representing approximately 42% and 29% of total revenues during those periods. The period-to-period growth in revenues was primarily attributable to an increase in promotion services sold.

     Product Development Expenses. Product development expenses include the personnel costs associated with the design and development of webstakes.com, our promotions infrastructure and technology, as well as software licensing costs. Product development costs were $222,000 for the six months ended June 30, 1998, or 9.8% of total revenues, as compared to approximately $236,000 for the six months ended June 30, 1999, or 7.7% of total revenues. Historically, we expensed our product development costs as incurred. However, in the first quarter of 1999, we began to capitalize the labor costs of improvements and betterments to our software under Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Such improvements and betterments include improving the functionality and navigability of webstakes.com. Therefore, we have capitalized $196,000 of product development expenses for the six months ended June 30, 1999 and are amortizing these costs over three years. We believe that timely deployment of new and enhanced promotion tools and technology is critical to attaining our strategic objectives. Accordingly, we intend to continue recruiting and hiring experienced product development personnel and to make additional investments in product development.

     Sales and Marketing Expenses. Sales and marketing expenses consist primarily of online advertising costs, salaries and commissions of sales and marketing personnel, public relations costs and other marketing expenses. Sales and marketing expenses were approximately $1.5 million for the six months ended June 30, 1998, or 65.9% of total revenues, and approximately $4.2 million for the six months ended June 30, 1999, or 137.3% of total revenues. The period-to-period increase in sales and marketing expenses was primarily attributable to the expansion of online advertising and other promotional expenditures, as well as an increase in the number of sales and marketing personnel and related expenses. We expect that sales and marketing expenses will continue to increase in absolute dollars for the foreseeable future as we increase expenditures for sales, marketing and brand promotion, and we hire additional sales and marketing personnel. We expect that sales and marketing expenses will follow the pattern for a growth company, increasing initially and then, once a certain revenue base is achieved, decreasing, as a percentage of revenue.

     General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related costs for general corporate functions, including finance, accounting and facilities, and fees for professional services. General and administrative expenses were approximately $773,000 for the six months ended June 30, 1998, or 34.2% of total revenues, and $2.3 million for the six months ended June 30, 1999, or 74.4% of total revenues. The increase in general and administrative expenses was primarily attributable to increased salaries and related expenses associated with hiring additional personnel in the finance and operations departments, and increased professional fees and facilities expenses to support the growth of our operations. The increase was also due in part to an increase in the allowance for doubtful accounts. This increase was the result of an increase in cash revenues, an increase in the percentage of cash revenues reserved for doubtful accounts and the establishment of a reserve for one account for which collection is in doubt. We expect to incur additional general and administrative expenses as we hire additional personnel and to incur additional costs related to the growth of our business and operation as a public company. We expect these expenses to include facilities expansion, directors' and officers' liability insurance, investor relations programs and professional service fees. In addition, we will incur bonus expenses of $350,000 in the quarter in which this offering is completed. See "Management--Employment Agreements." Accordingly, we anticipate that general and administrative expenses will continue to increase in absolute dollars. We expect that general and administrative expenses will follow the pattern for a growth company, increasing initially and then, once a certain revenue base is achieved, decreasing, as a percentage of revenue.

     Non-Cash Financial Advisory Services Expenses. Non-cash financial advisory services expenses relate to stock options and warrants granted to third parties for consulting and financial advisory services in the six months ended June 30, 1999. These stock options and warrants were fully vested at the date of issuance. The expenses were calculated using the Black Scholes method.

     Interest, Net. Interest income, net of expense, consists primarily of interest earned on cash balances and the interest expense on our outstanding debt. We incurred net interest expense of $25,000 for the six months ended June 30, 1998 and net interest income of $52,000 for the six months ended June 30, 1999.

INCEPTION PERIOD AND YEARS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1998

     Revenues. Revenues were approximately $80,000 for the period from January 8, 1996 to December 31, 1996 (the "Inception Period"), $1.6 million for 1997 and $4.8 million for 1998. We recorded no barter revenues during the Inception Period and approximately $485,000 and $2.0 million of barter revenues during 1997 and 1998, representing approximately 30% and 42% of total revenues during those periods. The period-to-period growth in revenues was primarily attributable to an increase in promotion services sold.

     Product Development Expenses. Product development expenses were approximately $59,000 for the Inception Period, or 74.2% of total revenues, $181,000 for 1997, or 11.2% of total revenues, and $549,000 for 1998, or 11.4%
of total revenues. The increase in these expenses was primarily attributable to increased staffing levels required to support the development and enhancement of webstakes.com and related back-office systems.

     Sales and Marketing Expenses. Sales and marketing expenses were approximately $125,000 for the Inception Period, or 156.8% of total revenues, $1.1 million for 1997, or 67.4% of total revenues, and $3.6 million for 1998, or 75.4% of total revenues. The period-to-period increases in sales and marketing expenses were primarily attributable to the initiation and expansion of online advertising and other promotional expenditures, as well as an increase in the number of sales and marketing personnel and related expenses.

     General and Administrative Expenses. General and administrative expenses were approximately $109,000 for the Inception Period, or 136.5% of total revenues, $536,000 for 1997, or 33.1% of total revenues, and $2.0 million for 1998, or 41.0% of total revenues. The increases in general and administrative expenses were primarily attributable to increased salaries and related expenses associated with hiring additional personnel, and increased professional fees and facility expenses to support the growth of our operations.

     Interest Expense, Net. We incurred net interest expense of approximately $8,000 for the Inception Period, $37,000 for 1997 and $76,000 for 1998. The increase was primarily attributable to the increase in the principal amount of outstanding debt obligations incurred to fund our expanding operations.

     Income Taxes. No income tax benefit is reflected in the financial statements as a valuation allowance was provided for deferred tax assets relating to net operating losses. As of December 31, 1998, we had approximately $1.6 million of federal net operating loss carryforwards for tax reporting purposes to offset future taxable income. Our federal net operating loss carryforwards expire in the years 2011 through 2018.

QUARTERLY RESULTS OF OPERATIONS DATA

     The following table sets forth certain unaudited quarterly statement of operations data for each of the ten quarters in the period ended June 30, 1999. In our opinion, this data has been prepared on the same basis as the audited financial statements appearing in this prospectus, and reflect all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data. The results of operations for any quarter are not necessarily indicative of the results of operations for a full year or any future period. We expect our quarterly operating results to vary significantly in the future. See "Risk Factors--Our quarterly operating results may fluctuate, which may cause the price of our common stock to decrease."

                                                                      THREE MONTHS ENDED
                            -------------------------------------------------------------------------------------------------------
                            MARCH 31,  JUNE 30,  SEPT. 30,  DEC. 31,  MARCH 31,  JUNE 30,  SEPT. 30,  DEC. 31,  MARCH 31,  JUNE 30,
                             1997       1997      1997       1997       1998      1998       1998      1998       1999       1999
                            ---------  --------  ---------  --------  ---------  --------  ---------  --------  ---------  --------
                                                                        (IN THOUSANDS)
Revenues...................    $130      $314       $281      $893     $ 1,067    $1,196    $ 1,250    $1,286    $ 1,319     $1,735
Operating expenses:
  Product
     development...........      46        12         24        99         102       120        166       161         13        223
  Sales and marketing......     130       217        266       478         691       800      1,094     1,034      1,371      2,823
  General and
     administrative........      58        41        187       250         326       447        529       667        833      1,440
  Non-cash financial
     advisory services.....      --        --         --        --          --        --         --        --         --        796
                              -----      ----      -----      ----     -------    ------    -------    ------    -------   --------
Total operating expenses...     234       270        477       827       1,119     1,367      1,789     1,862      2,217      5,282
                              -----      ----      -----      ----     -------    ------    -------    ------    -------   --------
Income (loss) from
  operations...............    (104)       44       (196)       66         (52)     (171)      (539)     (576)      (898)    (3,547)
Other income (expense),
  net......................     (18)      (15)       (12)        8         (10)      (15)       (25)      (26)        14         38
                              -----      ----      -----      ----     -------    ------    -------    ------    -------   --------
Net income (loss)..........   $(122)     $ 29      $(208)     $ 74     $   (62)   $ (186)   $  (564)   $ (602)   $  (884)   $(3,509)
                              -----      ----      -----      ----     -------    ------    -------    ------    -------   --------
                              -----      ----      -----      ----     -------    ------    -------    ------    -------   --------

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations primarily through the private placement of equity securities and the incurrence of indebtedness. As of June 30, 1999, we had $13.0 million in cash and cash equivalents.

     Net cash used in investing activities was approximately $203,000 for 1997, $301,000 for 1998 and $352,000 for the six months ended June 30, 1999. As of June 30, 1999, our principal capital commitments consisted of obligations outstanding under operating and capital leases. All net cash used in investing activities was used for capital expenditures, primarily the acquisition of equipment. We have spent approximately $1.1 million on capital expenditures since inception through June 30, 1999. We estimate that our capital expenditures will be approximately $7.0 million for 1999. We currently expect that our principal capital expenditures through 1999 will relate to improvements to our technical infrastructure and expansion of our headquarters.

     Net cash provided by financing activities was approximately $1.7 million for 1998 and $19.6 million for the six months ended June 30, 1999. Net cash provided by financing activities in 1998 was primarily attributable to incurrence of indebtedness and, to a lesser extent, borrowings under a secured credit facility related to equipment financing. We borrowed $200,000 available under a credit facility in December 1997 to purchase equipment. The loan bears interest at an annual rate equal to the prime rate plus 3%. Payments of principal and any accrued interest are due and payable in 36 monthly installments beginning January 1, 1998. To date, we have made all payments due under this equipment loan.

     In March 1999, we entered into a financing agreement with a leasing company for the leasing of equipment in an amount up to $1.0 million in operating and/or capital leases, secured by certain accounts receivable and the equipment purchased pursuant to the agreement. To date, we have leased approximately $812,000 of equipment under the agreement. We expect the leases to have terms of up to three years and the interest rates under the leases to range from 8 1/2% to 13%. We are required to make monthly payments of interest and principal under the leases.


     In June 1999, we entered into a two-year sponsorship agreement with Excite under which Excite agreed to promote webstakes.com through ad banner placements and links to webstakes.com and its promotions on Excite.com, WebCrawler.com and Classified2000.com and through the use of a webstakes.com personalized front page made available by Excite. As part of this agreement, we received a guarantee of a total number of impressions per year. The fee to be paid to Excite under this agreement is $5.6 million, $685,000 of which has been paid, $585,000 of which is due on September 15, 1999 and the balance of which is due 10 days following the completion of this offering. See "Use of Proceeds." At Home Corporation, the parent company of Excite, is one of our principal stockholders.



     In June 1999, we entered into a services agreement with MatchLogic, Inc., a wholly owned subsidiary of Excite, pursuant to which MatchLogic will provide ad serving and targeting, data processing, analysis and enhancement services to Webstakes.com. The term of the agreement is two years. The fee to be paid to MatchLogic under this agreement is $13.1 million, $2.5 million of which has been paid, $2.5 million of which is due on September 15, 1999 and the balance of which is due 10 days following completion of this offering. See "Use of Proceeds."



     In June 1999, we redeemed all outstanding shares of class A mandatorily redeemable convertible preferred stock and 1,714,608 shares of common stock for an aggregate amount of $24.0 million. To finance the redemption and to provide working capital, we issued shares of new class B mandatorily redeemable convertible preferred stock to a group of investors, including among others, At Home Corporation, XL Ventures, a subsidiary of Big Flower Holdings, and Travelers, for an aggregate purchase price of $40.0 million. Upon completion of this offering, the class B mandatorily redeemable convertible preferred stock will automatically convert into 6,666,667 shares of common stock. After this offering, the class A mandatorily redeemable convertible preferred stock and class B mandatorily redeemable convertible preferred stock will not be available for reissue. The excess of the consideration paid to the holders of the class A mandatorily redeemable convertible preferred stock over the carrying amount of the class A mandatorily redeemable convertible preferred stock represents a deemed dividend or return to the holders of the class A mandatorily redeemable convertible preferred stock of $8,712,352.


     Our ability to generate significant revenues is uncertain. We have incurred substantial costs and expenses to create, launch and enhance webstakes.com and to grow our business. We incurred net losses of approximately $221,000 for the Inception Period, $227,000 for 1997, $1.4 million for 1998 and $4.4 million for the six months ended June 30, 1999. At June 30, 1999, we had an accumulated deficit of approximately

$6.3 million. We expect losses from operations and negative cash flow from operating activities to continue for the foreseeable future. As a result of our expansion plans, we expect our operating expenses to increase significantly in the next several years. Although we have experienced revenue growth in recent periods, our revenues may not remain at their current level or increase in the future. If our revenues do not increase and if our spending levels are not adjusted accordingly, we may not generate sufficient revenues to achieve profitability or obtain additional equity, debt or lease financing. Even if we achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future.

     We engage in barter transactions to manage liquidity. Our focus to date has been to build brand awareness without using cash resources since our available cash resources have been limited. We expect to enter into fewer barter transactions as we have greater cash resources.

     We believe that the net proceeds of this offering, together with available funds, will be sufficient to meet our anticipated needs for at least the next
12 months. Thereafter, we may need to raise additional funds in the future in order to fund more aggressive brand promotion or more rapid expansion, to develop new or enhanced promotional services, to respond to competitive pressures or to make acquisitions. There can be no assurance that any required additional financing will be available on terms favorable to us, or will be available at all. If additional funds are raised through the issuance of our equity securities, stockholders may experience dilution of their ownership interest and the new securities may have rights superior to those of the holders of the common stock. If additional funds are raised by the issuance of debt, we may be subject to certain limitations on our operations and our ability to pay dividends. If adequate funds are not available or not available on acceptable terms, we may be unable to fund our expansion, successfully promote our brand name, develop or enhance our services, respond to competitive pressures or take advantage of acquisition opportunities. Any of these events could have a material adverse effect on our business, results of operations or financial condition.

IMPACT OF THE YEAR 2000

     Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems may recognize a date using "00" as the year 1900 rather than the year 2000. As a result, computer systems and/or software may need to be upgraded to comply with Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

     State of Readiness. We have recently completed upgrading our technology infrastructure. We consider all of our mission critical systems to be Year 2000 compliant. Mission critical systems are defined as those systems that impact the delivery of services to our customers, members and internal business units. Many of these systems rely on the readiness and Year 2000 compliance of our strategic telecommunications partners, Frontier and Intermedia Communications. We have received Year 2000 readiness disclosure statements from our telecommunications partners and we are comfortable with the progress they have made toward compliance. However, in the event there is a failure of service from our primary facility located at Frontier, we are prepared to move our primary operations to our internal hosting facility. This facility is located at our offices with telecommunications services provided by Intermedia. We are in the process of building an additional data center located on the west coast with telecommunications provided by a different vendor. This process is scheduled to be completed by the beginning of the fourth quarter of 1999. This will add an additional layer of redundancy. We have requested Year 2000 readiness disclosures from NBC and Excite and we are awaiting a response.

     Costs. To date, we have not incurred any material costs in identifying or evaluating Year 2000 compliance issues. Most of our expenses have related to, and are expected to continue to relate to, the operating costs associated with time spent by employees in the evaluation process and Year 2000 compliance matters generally. At this time, we do not possess the information necessary to estimate the potential costs of revisions to our software or the replacement of third-party software, hardware or services that are determined not to be Year 2000 compliant. Although we do not anticipate that these expenses will be material, such expenses, if higher than anticipated, could have a material adverse effect on our business, results of operations or financial condition.

     Risks. We are not currently aware of any Year 2000 compliance problems relating to our systems that would have a material adverse effect on our business, results of operations and financial condition. However, we may discover Year 2000 compliance problems in our systems that require substantial revision. In addition, third-party software, hardware or services incorporated into our material systems may need to be revised or replaced, all of which could be time-consuming and expensive. Our failure to fix or replace our internally developed proprietary software or third-party software, hardware or services on a timely basis could result in lost revenues, increased operating costs, the loss of customers and other business interruptions, any of which could have a material adverse effect on our business, results of operations and financial condition. Moreover, the failure to adequately address Year 2000 compliance issues in our internally developed proprietary software could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time-consuming to defend.

     We are heavily dependent on a significant number of third-party vendors to provide both network services and equipment. A significant Year 2000-related disruption of the network, services or equipment that third-party vendors provide to us could cause visitors to webstakes.com and our clients to consider seeking alternate providers or cause an unmanageable burden on our technical support, which in turn could materially adversely affect our business, financial condition and results of operations.

     In addition, governmental agencies, utility companies, Internet access companies and others outside of our control may not be Year 2000 compliant. The failure by these entities to be Year 2000 compliant could result in a systemic failure beyond our control, such as a prolonged Internet, telecommunications or electrical failure, which could also prevent us from delivering our services to our clients and visitors, decrease the use of the Internet or prevent users from accessing our web site, which could have a material adverse effect on our business, results of operations and financial condition.

     Contingency Plan. We have not yet fully developed a contingency plan to address situations that may result if our systems fail. In the event there are multiple failures among all of our telecommunications partners, our web site and services will be unavailable to our members and clients until one of our three telecommunications vendors resolves its Year 2000 problems.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." Statement of Position 98-5, which is effective for fiscal years beginning after December 15, 1998, provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. Since we have historically expensed these costs as incurred, the adoption of this standard is not expected to have a significant impact on our results of operations or financial position.

     In February 1998, FASB issued SFAS No. 132, "Employer's Disclosures about Pension and Other Postretirement Benefits" ("SFAS No. 132"), which revises employers' disclosures about pension and other postretirement benefit plans. SFAS No. 132 does not change the measurement or recognition of those plans. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 132 has not had an impact on our results of operations, financial position or cash flows.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Statement of Financial Accounting Standards No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. We do not expect the adoption of this statement to have a significant impact on our results of operations or financial position.

                                    BUSINESS

OVERVIEW


     Webstakes.com, Inc. is a leading online sweepstakes promotion company. We integrate sweepstakes, contests and similar promotional events with direct marketing tools and a proprietary membership database of more than 1.6 million consumers. We make our promotions available without charge to consumers through our web site, webstakes.com, our clients' web sites and consumers' personal home pages. We generate revenues through the sale of promotion services that allow our clients to cost-effectively identify and communicate with potential customers, increase sales and foster brand awareness. We are building on our sweepstakes expertise to provide an integrated, comprehensive online promotion solution. We have recently entered into agreements with NBC and Excite, which we believe will increase awareness of the Webstakes.com brand and attract additional visitors to webstakes.com.




INDUSTRY BACKGROUND


  Promotions and Direct Marketing

     Promotions and direct marketing are used to stimulate consumer spending. Historically, most marketing communications dollars were spent on mass advertising, but in recent years marketers have shifted their spending toward direct marketing activities.

     Promotions are designed to stimulate an immediate action which could include a product sale, a request for further information or a visit to a place of business for the purchase of a specific product or service. American businesses spent $85.4 billion on promotion marketing in 1998, a 7.6% increase over 1997, according to Promo Magazine. Promotions include:

         o sweepstakes
        o premium incentives
        o product samples
        o coupons
        o points and loyalty programs
        o rebates (cash incentives paid upon a purchase)
        o games
        o contests

     Direct marketing is the delivery of a customized message to a defined audience. Unlike mass advertising (such as television, print and radio), direct marketing enables the measurement of the response to a message. Companies can measure the response to specific direct marketing programs or promotions and analyze the financial return on marketing expenditures. Direct marketing programs can then be improved and tailored with a degree of precision that is generally not possible with mass marketing.

     According to the Direct Marketing Association, direct marketing expenditures in the United States reached approximately $163 billion in 1998 and are estimated to increase at a compound annual rate of over 6% from 1998 to 2003. Forrester Research, Inc. projects that by 2000 direct marketing expenditures will be three times larger than expenditures for brand advertising.

  Promotions and Direct Marketing on the Internet

     The Internet has emerged as an important medium for collecting and exchanging information, communicating and conducting business worldwide. International Data Corporation estimates that the number of Internet users will grow from approximately 159 million worldwide in 1998 to approximately 410 million worldwide by the end of 2002, and that the value of transactions on the Internet will increase from approximately $50 billion in 1998 to approximately $1.3 trillion in 2003.

     We believe that the Internet is a compelling medium for direct marketing promotions. The Internet has introduced tools for collecting consumer data, measuring results, interacting with customers and marketing on a personalized basis that are not available in traditional media. Direct marketing traditionally has been conducted through telemarketing or printed mail, which require significant investments in paper, printing, postage and/or personnel. Use of the Internet reduces these costs. The Internet also allows marketers to track consumers' demographic characteristics, purchasing histories and product preferences in order to tailor their product offerings to consumers more likely to respond to these offerings. We believe that marketers can achieve higher consumer response rates online than through traditional media. The Internet enables marketers to change promotional messages rapidly and cost-effectively. For example, online marketers can measure the response rate of a promotion by sending out several sample test promotions with variable prices, graphics and text to small groups of consumers. Based on the responses to a sample, an online promotion can be modified quickly for less than the cost to modify a printed promotion.

     Forrester Research, Inc. estimates that online promotions generate three to five times the consumer response rates of traditional promotions. Forrester also reports that 88% of retailers and marketers surveyed found that online promotional efforts have met or exceeded their expectations and 80% of those surveyed planned to increase their online promotional spending in the next year. Based on this survey, Forrester estimates that 50% to 70% of total Internet marketing budgets will be spent on promotions over the next five years, compared to less than 15% of Internet marketing budgets currently being spent on promotions.

WEBSTAKES.COM SERVICES FOR CONSUMERS

     We offer consumers the opportunity to win free merchandise and receive discounts and special offers from our clients. Consumers can access these opportunities from webstakes.com where a variety of weekly sweepstakes and contests are available 24 hours a day, seven days a week. Consumers can also access our promotions on the web sites of many of our clients. Additionally, our Affiliate Program gives consumers the opportunity to offer visitors to their personal home pages the chance to enter a special monthly sweepstakes.

  Our Web Site


     webstakes.com is our web site where consumers have an opportunity to explore products and special offers presented by our clients and to enter sweepstakes to win product and cash prizes, free travel, coupons and gift certificates. At their request, consumers may also receive additional offers and information about clients' products through our weekly electronic newsletter, the Webstakes Update, and individual emails. Approximately 700,000 of our members have opted to receive our newsletter. Our technology, which we have branded "iDialog," allows us to tailor emails based on the demographic profiles and interests of the members to whom they are sent.



     Our Prize Club page on webstakes.com offers a variety of prizes in different interest categories. Each category is designed to appeal to consumers with a specific interest and includes sweepstakes for prizes related to the theme of the interest category. Presently, there are 16 Prize Club interest categories:



         o Auto
          o Books & Music
          o Business & Finance
          o Campus
          o Computing Products
          o Family & Kids
          o Fashion & Beauty
          o Games & Casino



         o Gifts, Flowers & Food
          o Home Sweet Home
          o House & Home
          o Mind Your Business
          o Sports & Health
          o Travel & Outdoors
          o TV, Movies & Video


          o Webstakes@The Movies


In addition, several special promotions run at different times throughout the year on webstakes.com. These include promotions designed around holidays such as Mother's Day and Christmas and events such as the Super Bowl, movie premiers and the Academy Awards.

     Visitors to webstakes.com enter a sweepstakes either by selecting a prize, by selecting a special promotion or by selecting an interest category and then selecting a sponsor within that category. At any given time, there are typically sweepstakes for over 100 prizes available on webstakes.com. The following is a representative list of prizes in each category:


AUTO
$150 Eddie Bauer Gift Certificate
Jeep Boom Box
$150 Sharper Image Gift Certificate
Panasonic CD Player/Receiver
Blaupunkt Car Stereo
$150 CDNOW Gift Certificate
$150 Sears Gift Certificate
Kid's Pedal Car

BOOKS & MUSIC
Pilgrim Heights Bookcase
$150 Barnes & Noble Gift Certificate
Rocket eBook
$150 CDNOW Gift Certificate
Flat Fisher Stereo
Panasonic CD Player
JVC 200-Disk Changer
$150 Cybershop Gift Certificate

BUSINESS & FINANCE
Panasonic Cordless Phone
Sony CDR-W Drive
Canon Copier
$150 Staples Gift Certificate
Epson Printer
Palm III
Brother Fax Machine
HP OfficeJet All-In-One Printer

CAMPUS
$150 Amazon.com Gift Certificate
Panasonic TVCR
AIWA Stereo
Zip 250 Drive
Motorola Talk About Plus
Microtek Scanner
$150 Crate & Barrel Gift Certificate
Panasonic CD Radio Cassette Player

COMPUTING PRODUCTS
Minolta Digital Camera
Sony Digital Recorder
Epson Printer
Palm III
17" ViewSonic Color Monitor
HP Jornada Handheld PC
Microtek Scanner
Kodak Digital Video Camera

FAMILY & KIDS
$150 Sears Gift Certificate
$150 Home Depot Gift Certificate
$150 KB Toys Gift Certificate
Toshiba DVD Player
Brother Sewing Machine
Crosley Radio
Gfactory Watch
$150 Bed Bath & Beyond Gift
    Certificate

FASHION & BEAUTY
Citizen Watch
$150 Eddie Bauer Gift Certificate
$150 Victoria's Secret Gift
    Certificate
$150 Crabtree & Evelyn Gift
    Certificate
$150 Fragrance Net Gift Certificate
$150 Express Gift Certificate
$150 Structure Gift Certificate
$150 Foot Locker Gift Certificate

GAMES & CASINO
Radio Controlled Submarine
Polaroid Camera
Samsung TV
Electronic Dart Board
Craps Professor
$150 Sharper Image Gift Certificate
Nintendo 64 with Air Racer
$150 Eddie Bauer Gift Certificate

GIFTS, FLOWERS & FOOD
Kitchen Aid Mixer
3 Months PC Flowers
Kosta Boda Giftware
Digital Espresso Machine
Harry and David Fruit
Omaha Steaks
Godiva Chocolates

HOME SWEET HOME
$3,000 Home Makeover Gift Certificate
Craftsman Cordless Drill
Garden Tote Bag and Gloves

HOUSE & HOME
Fuji Camera
Panasonic Microwave
Kitchen Aid Mixer
$150 Home Depot Gift Certificate
Krups Caffe
Air Conditioner
$150 Sears Gift Certificate
$150 Sharper Image Gift Certificate

MIND YOUR BUSINESS
Gateway Profile Computer with Printer
Sharp Mobile Organizer
Cobra Cordless Phone

SPORTS & HEALTH
Mongoose Crossway Bike
Samsung 27" TV
$150 Foot Locker Gift Certificate
Sony Radio/CD Player
Diablo Backpacks
Shockwave CD Jogger
Juiceman Juicer
$150 Sears Gift Certificate

TRAVEL & OUTDOORS
Sony Stereo
Minolta Binoculars
$150 Sears Gift Certificate
Kodak Digital Video Camera
GPS Tracker and Case
Large Hammock
Performer Grill
$150 Sports Authority Gift
Certificate

TV, MOVIES & VIDEO
Dual Deck VCR
Philips DVD
$150 Blockbuster Gift Certificate
JVC Cordless Headphones
Samsung Camcorder
JBL Home Theater System
RCA Handheld TV
9" Panasonic TVCR

WEBSTAKES@THE MOVIES
Sony DVD Player
GO Package
Panasonic DVD Player
DVD Movie A Day


     The Savings Club is a section of webstakes.com that provides consumers with savings opportunities in different interest categories. Recently, the Savings Club has been expanded to integrate Prize Club promotions with special savings on products related to a particular theme, such as an event or holiday. For example, when visitors entered a recent Mother's Day prize promotion, they were taken to a collection of special offers for Mother's Day products from a number of clients.

  Membership Registration and Prize Entry

     Visitors to webstakes.com must register as members to participate in our promotions. Visitors become members by completing our one-time registration form that requires them to provide certain demographic information. Once this information is provided, a visitor becomes a lifetime member and never has to provide the registration information again, other than to update any changed information.

     To enter a promotion, members click on an interest category, a prize or a special promotion, and they are presented with a page that displays the logos and text messages of our clients that are sponsoring the particular interest category, prize or promotion. After selecting one of these logos, members are offered the opportunity to enter a sweepstakes for any of the products in the category. At this point in the entry process, members may be asked if they want to receive offers for products or services from the client whose logo they selected when entering the sweepstakes or another question related to the chosen prize or client. Responses to these questions are stored in our database. Members may enter the sweepstakes by answering the question and clicking on the prize entry button. This final click takes members to the web site of the chosen sponsoring client.

  The Webstakes Update Newsletter, Email Offers and Tell-a-Friend

     During registration, new members are asked if they want to receive the weekly Webstakes Update newsletter, emails from our clients that relate to their interests or occasional special offers. This information will be provided only if it is requested by the member. During the process of entering sweepstakes, members that meet certain demographic criteria may be asked if they want to receive offers for products or services. When a member gives us permission, he or she is sent an individual email message often containing a special product offer. In addition, our Tell-a-Friend Program enables recipients of our email and Webstakes Update, as well as visitors to webstakes.com, to forward any promotion to friends and family via email, and provides incentives to members who tell others about webstakes.com.

  Affiliate Program


     Our Affiliate Program allows a member to put a free link to the webstakes.com Affiliate Program sweepstakes on their personal home page. Members with their own personal web site can request the information necessary to install a webstakes.com banner on their web page. We have received more than 12,000 requests for this information. A visitor to a member's personal home page can click on the webstakes.com banner, register as a webstakes.com member and enter a monthly $1,000 sweepstakes run exclusively for the Affiliate Program. After entering the special sweepstakes, the visitor is taken to the webstakes.com home page and can then enter other webstakes.com promotions. Every affiliate is automatically entered into a special monthly $500 sweepstakes we conduct to encourage participation in the Affiliate Program. This program can make personal home pages more fun while at the same time increasing the exposure of webstakes.com.


  Privacy

     We believe that it is important to build and maintain the trust of our members. We are committed to maintaining the privacy of our members and their personally identifiable information. We are a member of TRUSTe, an independent, non-profit initiative whose mission is to build users' trust and confidence in the Internet by promoting the principles of disclosure and informed consent. As a member of TRUSTe, we disclose our information practices on webstakes.com and in our promotions and we comply with specified information disclosure practices. As a general policy, we do not sell individual member information collected from promotions on webstakes.com. During the registration process and thereafter, webstakes.com visitors must grant us permission to send them the Webstakes Update and email offers from us or our clients. If users do not specifically authorize us to send them information, they will not receive email from us. We seek to ensure that our privacy policy satisfies consumer expectations and evolving Internet practices. If a member grants us permission, we may share specific information with our clients or service providers, but we strictly prohibit the sale of this information.

WEBSTAKES.COM SERVICES FOR BUSINESSES

     We provide clients with the ability to build relationships with consumers through our promotions, direct emails, the Webstakes Update and the use of their products as prizes for our sweepstakes. We can direct a client's product offer based on either the demographic profile of a visitor or the visitor's responses to personalized questions generated by our iDialog technology. We provide promotional research and client service expertise before, during and after a promotion to help clients effectively use these tools to meet their goals. We use our membership database to help clients identify potential customers more effectively and to enable them to use the results of their promotions in other sales and marketing efforts.

     We provide the technological, business and creative infrastructure necessary to effectively produce and conduct online promotions, including sweepstakes, on a cost-effective basis. These capabilities include the following:

        Creative Services

          o Theme, naming and concept development of promotions--create appropriate prize interest categories; create theme-based and private label promotions

          o Promotion design and production--create and produce visually attractive, easy-to-use promotions

        Automation of Process

          o Collection and maintenance of demographic information--manage data provided by member registration, prize selection and other member activity

          o Promotion research--measure effectiveness of promotions; suggest alternatives to better satisfy client goals

          o Winner selection, notification and affidavit collection--select winners in compliance with sweepstakes laws; collect affidavits; verify accuracy of information provided by winner

          o Customer service--respond to email questions

          o Promotion support services--handle postal entries; provide lists of winners

          o Legal compliance services--distribute IRS Form 1099's as required; create and provide official rules

        Fulfillment

          o Prize selection and acquisition--select appropriate prizes; acquire prizes from suppliers

          o Prize fulfillment--arrange for shipment of prizes

     The Internet and our technology allow us to deliver promotions at a lower cost than traditional offline promotions. Unlike traditional direct marketing promotion campaigns, which typically use paper-based materials delivered by mail, our promotions do not require postage or printing because they are all delivered electronically. It is also unnecessary for us to manually enter online response information because participants enter their own information when they register as a member or participate in a promotion. Lastly, all of the online winner selection, notification and processing functions are automated. We believe that this high degree of automation will allow us to increase our promotion volume without the need to add a significant number of employees to handle these functions.

     We provide our services to businesses through webstakes.com and directly on client web sites through syndicated versions of our promotions or through private label promotions. webstakes.com is our largest distribution channel. We use webstakes.com to host promotions, to gather demographic information and to serve as a gateway for access to our clients' web sites. Syndicated versions of our promotions are designed to run on our clients' web sites at the same time as they are running on webstakes.com. Private label promotions run exclusively on our clients' web sites. These promotions have a customized appearance and client-specific prizes or offers but use our technology and infrastructure.

  Promotions on webstakes.com

     We currently offer a variety of promotion services built around our sweepstakes. Our services are most typically sold in sponsorship packages, each of which includes a combination of Webstakes.com services tailored to satisfy a client's objectives. The choice and level of the services included in a sponsorship package is determined by the level of sponsorship selected by the client. Our sponsorship packages vary by:

          o the number of interest categories in which a client's logo appears;

          o the size of the client's logo, and whether a text message accompanies the logo;

          o the number of guaranteed impressions or visitors delivered to a client's logo, advertisement or web site;

          o the number of times a client's offer appears in the Webstakes Update newsletter; and

          o the number of email campaigns.

Anchor sponsors receive the most prominent placement in the interest categories of their choice. Anchor sponsors have included CDW, Golden Palace, iMALL, Internet Shopping Network, Speedyclick and Spree.com. Tenant and Affiliate sponsors pay a lower fee than Anchor sponsors and receive fewer and less prominent logo placements and other services. Tenant and Affiliate sponsors have included FortuneCity, Net Market, PC World and Value America.

     The promotional tools we use to help clients meet their marketing objectives include:

          Exposure on webstakes.com. Clients receive exposure in the webstakes.com interest categories they select. We feature client logos, advertisements and text messages on the selected web pages. Each interest category provides clients with the opportunity to direct their marketing efforts to consumers most likely to be interested in their products. Interest categories may be added as clients request additional exposure on webstakes.com or the ability to direct offers to consumers with other specific interests. We generally guarantee the minimum number of visitors who will view a client's advertisement and/or be delivered to the client's web site during the term of its sponsorship.

          Lead Generation. Clients may extend special email offers to webstakes.com members based on information gained using our technology. These offers can be directed to members who meet pre-determined demographic profiles. Members who request information about a client or client's offer later receive an email describing a special offer that is sent automatically using our iDialog technology. Each email includes a link to the client's web site that allows the recipient to take advantage of the offer. Finally, our iDialog technology allows us to measure the response rates to these emails.


          The Webstakes Update Newsletter. The Webstakes Update is an electronic newsletter that is sent to more than 700,000 registered members each week. The Webstakes Update features products, services and special promotions from our clients. Each offer featured in The Webstakes Update includes a link to the web site of the client making the offer, enabling newsletter recipients to access the offer directly from the Webstakes Update.


          Loyalty Program. Our clients have the opportunity to place a banner on their web site linking it directly to webstakes.com. A webstakes.com banner on a client's web site provides the client with sweepstakes content to build traffic and loyalty to the web site and provide value to its visitors.

          Management Reports. We make detailed daily reports available to our clients. These reports include aggregated demographic information and consumer preferences regarding our members that select a client's logo and responses to each client's promotions on webstakes.com. A client can use this information to tailor its promotions to reach its desired audience.

          Special Promotions. Clients also may participate in special promotions we run that relate to seasonal and special events, like the Super Bowl or movie premiers, or major holidays, like Christmas or Mother's Day. These special promotions provide a further opportunity for our clients to make special merchandise offers relating to the featured event or holiday.

  Promotions on Client Web Sites

     We provide a comprehensive outsourcing solution for clients who want to host a promotion on their own web site to increase traffic. These promotions range from a special promotion run only on the client's web site to a modified version of a sweepstakes running concurrently on webstakes.com. We offer all of the other services available in our sponsorship package to our private label and syndication promotion clients at an additional cost.

     We conceive, design and produce private label promotions for a variety of clients. A private label promotion gives a client the opportunity to run a promotion on its own web site that has an appearance that is unique and consistent with its own web site design, while using our infrastructure and technology to avoid the cost of developing the promotion in-house. A client can choose a complete promotion package or any one or a combination of the specific services we offer. We guide private label clients through the promotion-creation process and allow clients to choose those features appropriate for their promotion. We will generally work with the client to design the appearance of the promotion on its web site. Clients generally select their own prizes or offers for the promotion and we tailor the other aspects of the promotion to help clients meet their goals. Private label promotions generally include lead generation through email campaigns and management reports.


     Web site visitors entering private label promotions register for prizes through our technology and registration process. This enables our private label promotion clients to use our technology to offer our one-time lifetime registration, which makes it easier for their visitors to enter our sweepstakes. Private label clients have included Autobytel, Hyundai, NBC Multimedia, Netscape, Panasonic, The Sharper Image, Toshiba and Universal Studios.


     We provide syndicated versions of our webstakes.com promotions which may be run on our clients' web sites at the same time as they are running on webstakes.com. These promotions serve the same purpose as a private label promotion but require less customization. Syndicated promotions have an initial appearance consistent with the host client's web site. We display the client's logo and/or color scheme on the various pages of the promotion. While the appearance of the promotion is customized, the process for entering the promotion is the same as the visitor would experience on our web site had he or she selected the logo of the syndicated promotion client on webstakes.com. The prizes offered in a syndicated promotion are the same as those being offered on webstakes.com. Syndicated promotions may include promotions in all interest categories, as well as seasonal, special event and major holiday promotional programs. Syndicated promotion clients have included Internet Broadcast System and JOBTRAK.

OUR STRATEGY

     Our objective is to be the leading full-service online promotion company and to make webstakes.com a leading Internet promotion destination. Key elements of our strategy include:

     Build on our Sweepstakes Expertise to Provide an Integrated, Comprehensive Online Promotions Solution

     We intend to build on our expertise, technology, membership base, web site and client relationships to expand our offerings to include a broad range of promotion services, including instant win and other games, premium incentive tools, points and loyalty programs, coupons, promotion fulfillment and product sampling. Our goal is to provide clients with a one-stop promotion outsourcing solution that provides a full range of promotions and promotion support services that can be integrated to maximize effectiveness.

     Grow our Membership Base

     A larger membership base provides more potential consumers with whom we can test the effectiveness of our clients' promotions. We plan to increase our membership base and membership usage by:

          o increasing awareness of webstakes.com among Internet users;

          o increasing the number of promotions available to members;

          o increasing the number of destinations at which Internet users can enter our promotions; and

          o improving the attractiveness of webstakes.com by adding new promotional opportunities, such as games and points and loyalty programs.

     Build Strong Brand Awareness through Online and Traditional Marketing Campaigns

     Brand recognition will help increase our membership base and help improve visibility with potential clients. We plan to establish and expand the recognition of our brand identity and service offerings through our web site, other web sites, direct mail, promotional activities, trade show participation and other media events. We have entered into an agreement with Excite to market our promotions on Excite.com and with NBC to advertise on national television.

     Enhance Our Database of Information About Our Members

     We believe we can enhance the effectiveness of our promotions by learning more about our membership base. As more members enter our promotions, and with each additional contact with our members, the extent and precision of our information continues to grow. We intend to use our growing database and our knowledge and experience to assist clients to tailor offers and encourage future participation in our promotions.

     Expand Internationally

     We believe that our products and technology can both help U.S.-based businesses to reach international consumers and help international businesses to reach U.S. and international consumers. We intend to open sales offices in selected foreign countries and to employ non-exclusive sales agents to expand international sales. We also intend to create foreign language web sites to increase foreign sales.

SALES AND MARKETING

     We believe that a strong sales and marketing organization is essential to effectively sell our promotion services and to promote webstakes.com.


     We sell our promotion services through a sales and marketing team that has grown over the past three years to include 39 employees as of August 31, 1999. These employees are located at our offices in New York and San Francisco. The sales organization is dedicated to developing and maintaining close relationships with our clients. We intend to increase our sales force and open additional sales offices in the United States. We also intend to expand our sales effort internationally.


     Customer service is an important part of our sales effort. Once a sale is made, our strategy group develops a plan to execute the promotions to help assure that the client's objectives are met. We are committed to providing a high level of client satisfaction. Sometimes a client will first use a private label or syndicated promotion as an introduction to our promotion services. Once we can demonstrate the effectiveness of our promotions, these clients may purchase full sponsorship packages.

     Our marketing of webstakes.com to consumers initially was primarily through word-of-mouth and by promotions by clients. In March 1999, we entered into an agreement with NBC under which we advertise on the NBC television network. In June 1999, we began an on-line promotion campaign through Excite. Banner ads promoting webstakes.com and our clients will appear on many of Excite's topical web channels including the Money and Investing channel, the Home & Real Estate channel, the Games channel and others. We are also advertising our web site and the promotions run by our clients in The Net's Best, a Sunday newspaper

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insert included in over 40 newspapers. We also use our Affiliate Program and our
Tell-a-Friend Program to expand our consumer reach at little or no cost.

CLIENTS

     During 1998, we served approximately 125 clients. During the first six months of 1999, we served approximately 75 clients. In 1998, our five largest clients, iVillage.com, Jam TV, PC World, SonicNet and Virtual Vegas, accounted for approximately 24% of our revenues. For the first six months of 1999, our five largest clients, NBC, Speedyclick, iMall, Internet Shopping Network and MapQuest.com, accounted for approximately 24% of our revenues.

OPERATING INFRASTRUCTURE

     Our operating infrastructure is designed to support the creation and delivery of millions of page views each day. This infrastructure currently uses 30 web servers, application servers and database servers to provide timely and efficient delivery of our services to clients and members. Our servers run on Sun Solaris and Microsoft NT operating systems and our database systems are standardized in Oracle products.

     We have developed a broad array of information systems to perform site management, user interaction, tracking, search, transaction processing and fulfillment functions. When available, our systems use third-party licensed technologies to augment internally-developed software. We focus our development efforts on improving and enhancing our specialized tools with the goal of automating as many processes as possible to increase member and client satisfaction.

     Our iDialog technology consists of three integrated systems: a publishing system, an online promotion engine and a data processing system, all of which are supported by relational databases.

  Publishing System

     The publishing system contains the relevant information about our promotions, including prizes, interest categories and clients. Once a client's offer or advertisement has been designed, each component, such as color, text and graphics, is published as datasets in our Oracle relational database management systems. Various combinations of these datasets are accessed and published to webstakes.com.

  Online Promotion Engine

     When a member visits our web site, the online promotion engine creates a web page of various datasets by accessing the online Oracle databases. The components of each web page are dynamically generated based on the demographic characteristics and preferences of the member user. The online promotion engine also deploys email campaigns to members based on the same information stored in the Oracle databases. The online promotion engine uses a combination of Sun MicroSystems' NetDynamics Application Servers, Standard Java servlets and Netscape and Apache Webservers as the front-end development tools to connect with the Oracle databases. This software handles all transactional events and queries, updates the Oracle databases and manages webstakes.com, which is designed to give members a convenient and safe environment to register for offers.

  Data Processing System

     Our data processing system retrieves member demographic data from the Oracle databases through the online promotion engine, processes the data, creates and issues offers to members and manages all winner selections. The system was designed to give employees and clients instant online access to information related to specific promotions. Our salespeople can access member profiles to search and analyze demographics and usage patterns to suggest promotions and offers to clients. Generally, only aggregate data, and not individual member profiles, is available to our clients.

     The structure of our hardware and software is designed to allow for rapid expansion while maintaining our desired user performance standards. In the rapidly changing Internet environment, we believe that the ability to update an application to stay current with new technologies is important. Our system design allows

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for the addition, modification or replacement of applications in a cost-efficient and expeditious manner. We continually evaluate emerging technologies and new developments in web technologies with the objective of optimizing our member and client interfaces, web site features and operational systems.

     We use high-capacity telephone communication lines to connect with the Internet. These communication lines are currently one-third to one-half utilized. As we grow, communications lines with increased capacity and higher capacity routers will need to be added. We maintain redundant communication lines with the Internet to protect against the loss of connectivity and we safeguard our information using large storage devices. We have back-up copies of all of our programs and data in an off-site location.

     Our Internet connectivity is provided by Frontier GlobalCenter. We have entered into an Internet-hosting agreement with Frontier to maintain all of our production servers at Frontier's Manhattan data center. Frontier provides comprehensive facilities management services, including human and technical monitoring of all production servers 24 hours per day, seven days per week. Frontier provides the means of connectivity from webstakes.com servers to end-users via the Internet. The facility has two independent uninterruptible power supplies, as well as two independent diesel generators designed to provide power to the systems within seconds of a power outage.

COMPETITION

     Competition in the Internet promotion services market is intense. We expect competition in our market to continue to intensify as a result of increasing market size, greater visibility of the market opportunity for Internet promotion services and minimal barriers to entry. Competition may also increase as a result of industry consolidation, particularly among narrowly-focused promotion companies. We believe that our ability to compete depends on many factors both within and beyond our control, including the following:

          o the success of the sales and marketing efforts of us and our competitors;

          o the ease of use, performance, price and reliability of promotions developed by us and our competitors; and

          o the timing and market acceptance of new services developed by us and our competitors.

     The online promotion services market is highly fragmented, with many companies focusing generally on only one aspect of the promotions market. We also compete with offline promotion companies, large Internet publishers, search engine and other portal companies, a variety of Internet advertising networks and other companies that facilitate the marketing of products and services on the Internet.

     Please see "Risk Factors--We face significant competition, and we may not be able to compete successfully" for a more detailed description of the risks of our competition.

PROPRIETARY RIGHTS

     We protect our technology and proprietary rights through a combination of patent, copyright, trade secret and trademark law. We have filed one patent application in the United States relating to the presentation of questions to webstates.com visitors. In addition, we have a pending registration for the Webstakes trademark in the United States. Our patent applications and trademark registration may not be approved.

     We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our technologies, documentation and other proprietary information. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use our proprietary rights. We cannot be certain that the steps we have taken will prevent misappropriation of our proprietary rights, particularly in foreign countries where the laws or law enforcement may not protect our proprietary rights as fully as in the United States.

     Our technology collects and utilizes data derived from user activity on webstakes.com. This data is used primarily for promotion targeting and measuring the effectiveness of different promotions. Although we believe that we have the right to compile and use this data, there can be no assurance that any trade secret, copyright or other protection will be available for this information. In addition, others may claim rights to this information or to the technology that we use to collect this information, tailor advertisements and measure promotional performance.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

  Regulation of Sweepstakes

     The sweepstakes industry is subject to extensive regulation on the local, state and national levels, regardless of whether the promotions take place over the Internet, through the mail or otherwise. Thus, the same regulations that apply to traditional sweepstakes promotions apply to each of our online sweepstakes promotions. Regulations governing the conduct of sweepstakes promotions vary from state to state and from country to country. Although the state and national sweepstakes laws and regulations generally are similar in nature, they and their application vary. We use various methods to achieve compliance with these laws.

     We seek to protect ourself by placing restrictions on who may enter our sweepstakes. We generally prohibit minors from entering our sweepstakes. Further, our sweepstakes generally are limited to United States residents, and residents of Florida typically are prohibited from entering certain of our sweepstakes to comply with local laws, regulations or administrative rulings. However, because it is sometimes difficult to verify entries over the Internet, it is possible that minors or residents of these restricted states are entering our sweepstakes promotions using misinformation.

     Deceptive practices in direct mail sweepstakes promotions have recently been the subject of hearings in the United States Senate and certain states. While these hearings did not focus on online sweepstakes, it is unclear whether any new laws or regulations will result from these hearings and whether or not these laws or regulations will affect online sweepstakes. Similar attention is expected from state legislatures and regulators. See "Risk Factors--Sweepstakes regulations may limit our ability to conduct sweepstakes or limit participation in our sweepstakes."

  Regulation Concerning Privacy

     Congress has passed the Children's Online Privacy Protection Act, and the Federal Trade Commission has issued a Notice of Proposed Rulemaking regarding the adoption of regulations regarding the collection and use of personal identifying information obtained from individuals when accessing web sites, with particular emphasis on access by minors. These regulations may include requirements that companies establish certain procedures to, among other things:

          o give adequate notice to consumers regarding information collection and disclosure practices;

          o provide consumers with the ability to have personal identifying information deleted from a company's database;

          o provide consumers with access to their personal information and with the ability to rectify inaccurate information; and

          o obtain express parental consent prior to collecting and using personal identifying information obtained from children under 13 years of age.

These regulations may also include enforcement and redress provisions. While we have a privacy policy designed to enhance the protection of the privacy of our users, there can be no assurance that these programs will conform with any regulations adopted by the FTC. Moreover, even in the absence of those regulations, the FTC has begun investigations into the privacy practices of companies that collect information on the Internet. One investigation resulted in a consent decree pursuant to which an Internet company agreed to establish programs to implement the principles noted above. We may become subject to a similar investigation, or the FTC's regulatory and enforcement efforts may adversely affect our ability to collect demographic and personal information from users, which could have an adverse effect on our ability to provide effective promotions. Any of these developments would have a material adverse effect on our business, results of operations and financial condition.

     It is also possible that cookies, or information keyed to a specific server, file pathway or directory location that is stored on a user's hard drive, possibly without the user's knowledge, which are used to track

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demographic information and to target advertising, may become subject to laws limiting or prohibiting their use. A number of Internet commentators, advocates and governmental bodies in the United States and other countries have urged the passage of laws limiting or abolishing the use of cookies. Limitations on or elimination of our use of cookies could limit the effectiveness of our promotions, which could have a material adverse effect on our business, results of operations and financial condition.

     The European Union has adopted a directive that imposes restrictions on the collection and use of personal data. Under the directive, EU citizens are guaranteed rights to access their data, rights to know where the data originated, rights to have inaccurate data rectified, rights to recourse in the event of unlawful processing and rights to withhold permission to use their data for direct marketing. The directive could, among other things, affect U.S. companies that collect information over the Internet from individuals in EU member countries, and may impose restrictions that are more stringent than current Internet privacy standard in the United States. In particular, companies with offices located in EU countries will not be allowed to send personal information to countries that do not maintain adequate standards of privacy. The directive does not, however, define what standards of privacy are adequate. As a result, the directive may adversely affect the activities of entities such as Webstakes.com that engage in data collection from users in EU member countries.

     We are taking steps to prepare for the institution of any safeguards to privacy and procedures that could limit access, storage, use and transport of individual data elements. These steps include:

          o carefully identifying the source, timing and classification of each data element collected;

          o segregating data elements with matching identifiers in our data warehouse to allow for separate processes, regulations and treatments by type of data; and

          o making the maintenance of members' elections with respect to the receipt of information a priority in the handling and conveyance of information from and to members.

  Regulation of the Internet

     We are currently subject to federal and state laws and regulations that are applicable to specific activities on the Internet. Although there are currently few laws or regulations directly governing access to or commerce on the Internet, due to the increasing popularity and use of the Internet, a number of laws and regulations may be adopted regarding user privacy, pricing, acceptable content, taxation and quality of products and services. In addition, the government has been requested to regulate and impose fees on Internet service providers and online service providers in a manner similar to long distance telephone carriers. This regulation may place our activities under increased regulation, increase our cost of doing business, decrease the growth in Internet use or otherwise have a material adverse effect on our business. See "Risk Factors--Laws and regulations pertaining to the Internet may adversely affect our business."

EMPLOYEES


     As of August 31, 1999, we employed 86 people including 39 in sales and marketing, 32 in engineering and product development and 15 in accounting, human resources, business operations and administration. We are not subject to any collective bargaining agreements and believe that our relationship with our employees is good.


FACILITIES

     Our principal executive offices are currently located in two separate facilities in New York, New York. These facilities consist of a total of approximately 11,250 square feet and are under leases which expire in March 2000 and February 2002. We also lease approximately 3,400 square feet of space for our sales and marketing efforts in San Francisco, California. We will need additional space in the near future, and we believe that suitable additional space will be available on commercially reasonable terms.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings.

                                   MANAGEMENT

     The following table sets forth our directors and executive officers, their ages and the positions held by them with us.


NAME                                   AGE                       POSITION
------------------------------------   ---   -------------------------------------------------
Steven H. Krein.....................   29    Chairman of the Board of Directors and
                                             Chief Executive Officer
Daniel J. Feldman...................   29    President and Director
Christopher F. Bragas...............   39    Vice President of Integrated Promotions
Thomas E. Brophy....................   32    Vice President of Finance and Chief Financial
                                             Officer
Steven K. Caputo....................   43    Vice President of Partnership Services and
                                             Promotions
Kenneth J. Grosso...................   31    Vice President of Partnership Development
Alfonzso Holmes.....................   34    Chief Technology Officer
Joseph Lamport......................   42    Vice President of Product Development
Robert D. Rathbun...................   44    Vice President of Business Development
Jane C. Weber.......................   45    Vice President of Direct Marketing
Lisa Z. Crane.......................   40    Director*
Arnold Greenberg....................   66    Director
Dirk A. Hall........................   28    Director*
Kristopher A. Wood..................   28    Director*


------------------
* Nominee--to be elected by the board immediately after completion of this offering.

     Steven H. Krein, a founder of Webstakes.com, has been our Chief Executive Officer and Chairman of the Board of Directors since January 1999. From our inception to January 1999, he served as President and director. Prior to founding Webstakes.com, from October 1994 to May 1996, Mr. Krein was Assistant Publisher of Law Journal EXTRA!, an online service for lawyers from American Lawyer Media, Inc. In 1993, Mr. Krein co-founded LINK, an online service for lawyers in Delaware. Mr. Krein received his J.D. degree from Widener University School of Law and his B.A. degree from the University of Maryland.

     Daniel J. Feldman, a founder of Webstakes.com, has been President since January 1999 and a director since our inception. Mr. Feldman served as Vice President of Webstakes.com from January 1998 until January 1999. He was our Director of Operations from January 1996 to December 1996 and Director of Sales and Marketing from January 1997 to December 1997. Prior to founding Webstakes.com, from 1995 through 1996, Mr. Feldman was employed by Law Journal EXTRA!, where he was Director of Product Development. Previously, Mr. Feldman founded Closeout Network, Inc., a directory service for the closeout industry. Mr. Feldman received his B.A. degree in International Business from George Washington University.

     Christopher F. Bragas has been Vice President of Integrated Promotions since July 1999. From September 1998 to July 1999, Mr. Bragas was our Vice President of Finance and Chief Financial Officer. Prior to joining Webstakes.com, Mr. Bragas was the Senior Vice President of Finance at Don Jagoda Associates, Inc., an international promotions agency. From July 1981 through August 1989, Mr. Bragas was in public accounting, serving with PricewaterhouseCoopers LLP from February 1983 to July 1988. Mr. Bragas is a CPA and received his B.S. degree from State University of New York at Oneonta.

     Thomas E. Brophy has been our Vice President of Finance and Chief Financial Officer since July 1999. From April 1999 to July 1999, Mr. Brophy served as our Controller. From November 1994 through March 1999, Mr. Brophy held the positions of Chief Financial Officer and Vice President of Finance at Health Partners, Inc., a healthcare company based in Connecticut. From January 1989 through November 1994, Mr. Brophy held various auditing positions at Deloitte & Touche, LLP, including Audit Manager from August 1993 through November 1994. Mr. Brophy is a CPA and received his B.S. degree in accounting from the University of Connecticut.

     Steven K. Caputo has been Vice President of Partnership Services and Promotions since June 1999. From February 1997 to June 1999, Mr. Caputo served as Executive Vice President and General Manager of Promotion Development Group, Inc., a New York promotion agency. From June 1990 to January 1997, Mr. Caputo was Senior Vice President of Account Services at Don Jagoda Associates, Inc. From May 1989 to

May 1990, Mr. Caputo was Director of Account Services at Sims Freeman O'Brien (Omnicom Group). Mr. Caputo received his B.A. degree from Adelphi University.

     Kenneth J. Grosso joined Webstakes.com in August 1997 as Director of Sales. Mr. Grosso has served as Vice President of Partnership Development, responsible for sales, since May 1998. From 1992 to 1997, Mr. Grosso was employed with KPMG, L.L.P., as an audit manager. Mr. Grosso founded Zonk Productions, a New York promotions company, in 1994 and served as its president through 1996.
Mr. Grosso is a C.P.A. and received his B.A. degree in Accounting from Pace University.

     Alfonzso Holmes joined Webstakes.com in August 1997 as Director of Systems Architecture and was Vice President of Technology from January 1998 until May 1998. In March 1999, Mr. Holmes returned to Webstakes.com as Chief Technology Officer. From October 1998 to March 1999, Mr. Holmes was employed by Advanced Solutions Inc. as Vice President of Technology Development. From 1995 to 1997, Mr. Holmes was Director of Technology at Comedy Central, a subsidiary of Viacom and Time Warner/HBO. Prior to that time, Mr. Holmes was employed by Communications Workers of America in various positions, including application developer, network administrator and director of operations. Mr. Holmes has over 14 years of technology experience. Mr. Holmes received his B.A. degree in English from West Virginia University.

     Joseph Lamport has been Vice President of Product Development since September 1998. From 1992 to 1998, Mr. Lamport served as Publisher of Law Journal EXTRA! for American Lawyer Media, Inc. During his tenure, Mr. Lamport established and served as publisher of both Counsel Connect, an online interactive service for lawyers, and Law Journal EXTRA! From 1987 to 1992, Mr. Lamport was an attorney with the law firm Cleary, Gottlieb, Stern and Hamilton. Mr. Lamport received his J.D. degree from Cardozo Law School and his B.A. degree from Yale University. Mr. Lamport served as a director of Webstakes.com from its inception in January 1996 until June 1999.


     Robert D. Rathbun joined Webstakes.com in August 1999 as Vice President of Business Development. Prior to joining Webstakes.com, Mr. Rathbun served as Vice President of Business Development and Strategic Planning at PCFlowers.com from February 1999 to July 1999 and Vice President of Marketing and Business Development at Cyberian Outpost from September 1995 to February 1999. From 1993 to August 1995, Mr. Rathbun was President and Executive Director of Camp Sloane, Inc. Prior to 1993, Mr. Rathbun worked for several entities in business development and communication capacities. Mr. Rathbun received his B.A. degree in Journalism from Washington and Lee University.


     Jane C. Weber has been Vice President of Direct Marketing since June 1999. Ms. Weber joined Webstakes.com in September 1997 as Direct Marketing Account Manager, and was promoted to Director of Strategic Development in February 1998. From 1994 to 1997, Ms. Weber served as Product Manager at The Reader's Digest Association and, from 1990 to 1994, she held various direct marketing positions at International Masters Publishers, Inc. Ms. Weber received her M.B.A. degree from the University of Connecticut and her B.A. degree from Oral Roberts University.

     Lisa Z. Crane has agreed to serve as a director of Webstakes.com upon completion of this offering. From January to July 1999, Ms. Crane served as Vice President of NBC Interactive and general manager of NBC.com. Prior to joining NBC Interactive, Ms. Crane served as Vice President of Sales and Marketing of Universal Studios Online from May 1997 to December 1998, Vice President of Marketing of the New Media Group from September 1996 to May 1997, and Vice President of the Consumer Products Group from August 1995 to September 1996. She was also director of Corporate Sales and Sponsorships for ECO Expo from 1992 to 1993 and was President of Zola Fine Art from 1986 to 1992. Ms. Crane received her M.B.A. degree from Pepperdine University and her B.A. degree from the University of California, Los Angeles.

     Arnold Greenberg has served as a director of Webstakes.com since June 1999. Mr. Greenberg co-founded Snapple Beverages in 1972, and he served as Chief Operating Officer and Vice Chairman of the Board of Snapple until 1994. He is a trustee of Mount Sinai-New York University Medical Center and Health Service and a trustee of the New York University Medical School. Mr. Greenberg is also a director of Volatile Media, a seller of custom compilation music compact discs, and of the Lipper/Lumi High Income Bond Fund, Ltd.

     Dirk A. Hall has agreed to serve as a director of Webstakes.com upon completion of this offering. Since June 1997, Mr. Hall has served as Portfolio Manager of Citigroup Investments Inc. where he is responsible for the management of venture capital investments for various Travelers insurance companies. From July

1993 to June 1996, Mr. Hall was a member of the Investment Banking Group at Smith Barney Inc. Mr. Hall received his M.B.A. degree from Harvard Business School and his B.S. degree in Finance and Information Systems from New York University.

     Kristopher A. Wood has agreed to serve as a director of Webstakes.com upon completion of this offering. Since September 1997, Mr. Wood has served as Managing Director of XL Ventures, Inc., the venture capital investment subsidiary of Big Flower Holdings, Inc., an advertising, marketing and information services company. Since September 1995, Mr. Wood has also served as Managing Director--Mergers & Acquisitions of Big Flower Holdings, Inc. (and its predecessor, Big Flower Press Holdings, Inc.). From July 1993 to May 1995,
Mr. Wood was a member of the Global Finance Group at BT Alex. Brown Incorporated. Mr. Wood also serves as a director of About.com, Inc. and Andromedia, Inc. Mr. Wood received his B.S. degree in economics from The Wharton School of the Univerisity of Pennsylvania.

RIGHT OF INVESTORS TO DESIGNATE BOARD MEMBERS

     The terms of the purchase agreement executed in conjunction with our June 1999 sale of class B mandatorily redeemable convertible preferred stock permit the holders of a majority of these shares, or the majority of the shares of common stock into which these shares are converted upon completion of this offering, to designate two directors to serve on our board. We are required to nominate these designees to the board and use our best efforts to have them elected. This right to nominate directors expires three years after the closing of this offering. Mr. Hall and Mr. Wood have been designated by these holders.

OBSERVATION RIGHTS OF INVESTORS

     Under the terms of the stock purchase agreement executed in conjunction with the sale of our class B mandatorily redeemable convertible preferred stock, any purchaser who purchased $5.0 million or more of that stock is entitled to have an agent present at all meetings of our board of directors for a period of three years from the closing of this offering, unless that purchaser has one or more of its nominees placed on our board of directors as described above.

CLASSES OF THE BOARD OF DIRECTORS

     Our board of directors is divided into three classes that serve staggered three-year terms as follows:

CLASS                                               EXPIRATION OF TERM          MEMBERS
-------------------------------------------------   ------------------    --------------------
Class I..........................................          2000           Daniel J. Feldman
                                                                          Arnold Greenberg
Class II.........................................          2001           Lisa Z. Crane*
                                                                          Steven H. Krein
Class III........................................          2002           Dirk A. Hall*
                                                                          Kristopher A. Wood*

------------------
* Nominee--to be elected by the board immediately after completion of this offering.

COMMITTEES OF THE BOARD OF DIRECTORS

     The board of directors recently established a compensation committee and an audit committee. The compensation committee evaluates our compensation policies, determines compensation for our executive officers and administers our stock option plans. The members of the compensation committee are Messrs. Greenberg, Hall and Wood. The audit committee reviews the scope of our audit, the engagement of our independent auditors and their audit reports. The audit committee also meets with the financial staff to review accounting procedures and reports. The audit committee currently consists of Ms. Crane and Messrs. Greenberg and Wood.

DIRECTOR COMPENSATION

     We do not pay directors cash compensation. Directors are reimbursed for the expenses they incur in attending meetings of the board or board committees. Non-employee directors are eligible to receive options to purchase common stock awarded under our 1999 Equity Compensation Plan.

     Each non-employee director will be granted, upon the closing of this offering, an option to purchase 16,000 shares that will have an exercise price equal to the offering price in this offering. After this offering, each director who is not an employee will receive an option to purchase 16,000 shares upon his or her election to the board and will receive an option to purchase 5,000 shares upon his or her reelection to the board. The exercise price of options granted after this offering will be the fair market value of the stock on the date of the grant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to our completion of this offering, our board of directors as a whole made decisions relating to the compensation of our executive officers. During this time, Messrs. Krein, Feldman and Lamport participated in all discussions concerning the compensation of our executive officers, except that each was excluded from discussions regarding his own compensation. None of our officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our compensation committee.

EXECUTIVE COMPENSATION

     The following table sets forth information for the fiscal year ended December 31, 1998 concerning compensation we paid to our Chief Executive Officer. No other executive officer received more than $100,000 in compensation for 1998.

                           SUMMARY COMPENSATION TABLE

                                                                                              ANNUAL COMPENSATION
                                                                                            -----------------------
NAME AND PRINCIPAL POSITION                                                                 FISCAL YEAR     SALARY
-----------------------------------------------------------------------------------------   -----------    --------
Steven H. Krein
  Chairman of the Board and Chief Executive Officer......................................       1998       $131,250

     No stock options were granted to Mr. Krein in 1998 nor did he exercise any options in 1999 or hold any unexercised stock options as of December 31, 1998. In connection with employment agreements entered into in June 1999, Messrs. Krein and Feldman will receive a base annual salary of $175,000 and $150,000 per year, respectively, and a bonus of up to $100,000 each based on the attainment of certain performance objectives. In addition, upon completion of this offering, Messrs. Krein and Feldman will each be paid a bonus of $175,000. At the time of execution of the employment agreement in June 1999, as an inducement to Messrs. Krein and Feldman to enter into their respective agreements, they were each granted 62,000 options to purchase common stock at $6.00 per share. The options are exercisable for a period of ten years beginning on the date of grant. One-half of the options vest immediately and one-half vest one year from the date of grant.

STOCK OPTION PLANS

  1999 Equity Compensation Plan

     We adopted the 1999 Equity Compensation Plan on June 8, 1999. The plan provides for grants of incentive stock options, nonqualified stock options and restricted stock to designated employees, advisors and consultants, and to non-employees directors. By encouraging stock ownership, we seek to motivate these individuals to contribute to our success.

     The plan authorizes up to 2,000,000 shares of common stock for issuance under the plan. If options granted under the plan expire or are terminated for any reason without being exercised, or shares of restricted stock are forfeited, the underlying shares of common stock will again be available for issuance under the plan.

     The compensation committee of the board of directors administers and interprets the plan. The compensation committee has the sole authority to determine the type, size and terms of the grants, including the individuals to whom grants shall be made.

     Grants may be made to any of our employees or any employee of our subsidiaries and to any non-employee member of our board of directors. Key consultants and advisors who perform services for us or any of our subsidiaries are eligible if they render bona fide services, other than as part of the offer or sale of securities in a capital-raising transaction. No more than 500,000 shares and/or options in the aggregate may be granted or awarded to any individual in any calendar year.

     Incentive stock options may be granted only to employees. Non-qualified stock options may be granted to employees, non-employee directors and key consultants and advisors. The exercise price of an option is determined by the compensation committee but in no event can the exercise price of an incentive stock option be less than the fair market value of a share of common stock on the date the incentive stock option is granted. The exercise price of an incentive stock option granted to an employee who owns more than 10% of the common stock may not be less than 110% of the fair market value of a share of common stock on the date of grant.

     The compensation committee determines the term of each option, up to a maximum of ten years from the date of grant, except that the term of an incentive stock option granted to an employee who owns more than 10% of the common stock may not exceed five years from the date of grant.

     The compensation committee shall determine the number of shares of restricted stock granted to a participant. Grants of restricted stock may be conditioned on such performance requirements, vesting provisions, transfer restrictions or other restrictions and conditions as the compensation committee determines in its sole discretion.

     The compensation committee may amend or terminate the plan at any time, subject to stockholder approval if required. The plan will terminate in June 2009, unless the compensation committee terminates it earlier or extends it with approval of the stockholders.

     In the event of a change of control, whether by merger or asset sale or a sale by the stockholders of more than 50% of the total voting power of Webstakes.com, the compensation committee may determine that all outstanding options shall immediately vest, and the restrictions on all outstanding restricted stock shall immediately lapse.

     Upon the occurrence of an event where we are not the surviving entity or where we survive only as a subsidiary of another entity, unless the compensation committee determines otherwise, all outstanding grants shall be assumed by or replaced with comparable options or stock by the surviving corporation. In addition, the compensation committee may require that grantees surrender their outstanding options in exchange for payment by us, in cash or common stock, at an amount equal to the amount by which the then fair market value of the shares of common stock subject to the grantee's unexercised options exceeds the exercise price of those options and/or after giving grantees an opportunity to exercise their outstanding options, terminate any or all unexercised options.


     Options to purchase 839,600 shares of common stock are outstanding under this plan.


  Stock Option Plan

     Options to purchase 450,000 shares of common stock are outstanding under the Stock Option Plan. Holders of these options were given the right to purchase common stock at the market price on the date of grant as determined by the board of directors. These options vest ratably on an annual basis over a four-year period. The other terms of this predecessor plan are similar in all material respects to the 1999 Equity Compensation Plan.

EMPLOYMENT AGREEMENTS

     We have entered into employment agreements with Messrs. Krein and Feldman pursuant to which Mr. Krein serves as Chief Executive Officer and Mr. Feldman serves as President. In connection with these employment agreements, Messrs. Krein and Feldman receive base annual salaries of $175,000 and $150,000 per year, respectively, and a bonus of up to $100,000 each based on the attainment of certain performance objectives. In addition, upon completion of this offering, Messrs. Krein and Feldman will each be paid a bonus of $175,000. At the time of execution of the employment agreements in June 1999, as an inducement to Messrs. Krein and Feldman to enter into their respective agreements, they were each granted 62,000 options to purchase common stock at $6.00 per share. The options are exercisable for a period of ten years. One-half of the options vest immediately and one-half vest after one year. If either of Messrs. Krein or Feldman is terminated for any reason other than for cause, the employment agreements provide that he is entitled to a severance payment equal to one year of his base salary. The employment agreements contain provisions restricting the rights of Messrs. Krein or Feldman to compete with us under certain events of termination. They also contain standard confidentiality provisions. Please see "Management--Executive Compensation."

                              CERTAIN TRANSACTIONS


     In June 1999, we entered into a two-year sponsorship agreement with Excite under which Excite agreed to promote webstakes.com through ad banner placements and links to webstakes.com and its promotions on Excite.com, WebCrawler.com and Classified 2000.com and through the use of a webstakes.com personalized front page made available by Excite. As part of this agreement, we received a guarantee of a total number of impressions per year. The fee to be paid to Excite under this agreement is $5.6 million, $685,000 of which has been paid, $585,000 of which is due on September 15, 1999 and the balance of which is due 10 days following the completion of this offering. See "Use of Proceeds." At Home Corporation, the parent company of Excite, is one of our principal stockholders.



     In June 1999, we entered into a services agreement with MatchLogic, Inc., a wholly owned subsidiary of Excite, pursuant to which MatchLogic will provide us with ad serving and targeting, data processing, analysis and enhancement services. The term of the agreement is two years. The fee to be paid to MatchLogic under this agreement is $13.1 million, $2.5 million of which has been paid, $2.5 million which is due on September 15, 1999 and the balance of which is due 10 days following completion of this offering. See "Use of Proceeds."


     In June 1999, we redeemed all outstanding shares of class A mandatorily redeemable convertible preferred stock and 1,714,608 shares of common stock for an aggregate amount of $24.0 million. To finance the redemption and to provide working capital, we issued shares of new class B mandatorily redeemable convertible preferred stock to a group of investors, including At Home Corporation, XL Ventures, a subsidiary of Big Flower Holdings, and Travelers, for an aggregate purchase price of $40.0 million. Upon completion of this offering, the class B mandatorily redeemable convertible preferred stock will automatically convert into 6,666,667 shares of common stock.

                             PRINCIPAL STOCKHOLDERS

     The following table provides certain information regarding the beneficial ownership of our common stock as of June 30, 1999 and as adjusted to reflect the sale of the 3,575,000 shares of our common stock offered in this offering, by:

          o each person or entity who beneficially owns more than 5% of our stock;

          o each of our directors and director nominees;

          o our named executive officer; and

          o all executive officers and directors as a group.

     Unless otherwise indicated, the address of each person named in the table below is care of Webstakes.com, Inc., 11 West 19th Street, New York, New York 10011. The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the Commission, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. The information set forth in the following table (1) assumes that the over-allotment option by the underwriters has not been exercised, (2) excludes any shares purchased in this offering by the respective beneficial owner, and (3) reflects the conversion of all shares of class B mandatorily redeemable convertible preferred stock upon completion of this offering.


                                                                                               PERCENT OF SHARES
                                                                                              BENEFICIALLY OWNED
                                                                 NUMBER OF SHARES      ---------------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                             BENEFICIALLY OWNED    BEFORE OFFERING    AFTER OFFERING
--------------------------------------------------------------   ------------------    ---------------    --------------
Steven H. Krein(1)............................................        1,868,500               17.5%            13.1%
Daniel J. Feldman(2)..........................................        1,868,500               17.5             13.1
At Home Corporation(3)........................................        1,166,667               10.9              8.2
XL Ventures, LLC(4)...........................................        1,166,667               10.9              8.2
Kristopher Wood(5)*...........................................        1,166,667               10.9              8.2
The Travelers Insurance Company(6)(7).........................          833,333                7.8              5.9
Dirk A. Hall(7)(8)*...........................................          833,333                7.8              5.9
Invesco Private Capital Inc.(9)(10)...........................          691,667                6.5              4.9
Joseph Lamport................................................          588,000                5.5              4.1
Arnold Greenberg(11)..........................................          166,667                1.6              1.2
Lisa Z. Crane(12)*............................................               **                 **               **
All executive officers and directors as a group
  (14 persons)(13)............................................        5,788,656               53.8%            40.6%


------------------
  * Nominee - to be elected to the board immediately after completion of this offering.

 ** Less than 1% of total.


 (1) Includes 367,500 shares held in trust. Also includes 165,000 shares owned by Mister, L.P., of which Mr. Krein is the general partner, and options to purchase 31,000 shares of common stock which are exercisable within 60 days following the date of this prospectus. Also includes 367,500 shares held in trust by Mr. Feldman. Mr. Krein serves as a trustee of such trust and shares investment power with Mr. Feldman. Mr. Krein disclaims beneficial ownership of the shares held in trust by Mr. Feldman.


                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

 (2) Includes 367,500 shares held in trust. Also includes 165,000 shares owned by DJF Enterprises, L.P., of which Mr. Feldman is the general partner, and options to purchase 31,000 shares of common stock which are exercisable within 60 days following the date of this prospectus. Also includes 367,500 shares held in trust by Mr. Krein. Mr. Feldman serves as a trustee of such trust and shares investment power with Mr. Krein. Mr. Feldman disclaims beneficial ownership of the shares held in trust by Mr. Krein.




(3) The address of At Home Corporation is 425 Broadway Street, Redwood, CA
    94063.




(4) The address of XL Ventures, LLC is 1105 North Market Street, Suite 1300, Wilmington, DE 19801.



 (5) Represents 1,166,667 shares held by XL Ventures, LLC. Mr. Wood is managing director of XL Ventures, Inc., an affiliate of XL Ventures, LLC. Mr. Wood disclaims beneficial ownership of these shares. Does not include 16,000 shares issuable upon the exercise of stock options which will be granted to Mr. Wood upon completion of this offering.



 (6) The address of The Travelers Insurance Company is 388 Greenwich Street, 36th Floor, New York, NY 10013.



 (7) Does not include 16,000 shares issuable upon the exercise of stock options which will be granted to Mr. Hall upon completion of this offering. Upon grant, such options will be transferred to The Travelers Insurance Group by Mr. Hall.



 (8) Represents 833,333 shares held by The Travelers Insurance Company. Mr. Hall is Portfolio Manager of Citigroup Investments, the parent company of The Travelers Insurance Company. Mr. Hall disclaims beneficial ownership of these shares.




(9) The address of Invesco Private Capital, Inc. is 1166 Avenue of the Americas, New York, NY 10036.



(10) Includes 691,667 shares over which Invesco Private Capital Inc. has discretionary authority for five accounts, including dispositive and voting control. Invesco Private Capital Inc. disclaims beneficial ownership of these shares.



(11) These shares are owned by the Greenberg Family Fund LLC for which Mr. Greenberg serves as manager. Does not include 16,000 shares issuable upon the exercise of stock options which will be granted to Mr. Greenberg upon completion of this offering.



(12) Does not include 16,000 shares issuable upon the exercise of stock options which will be granted to Ms. Crane upon completion of this offering.



(13) Includes options to purchase 62,000 shares of common stock held by Messrs. Krein and Feldman which are exercisable within 60 days following the date of this prospectus. Also includes 1,166,667 shares held by XL Ventures, LLC, with respect to which Mr. Wood disclaims beneficial ownership, and 833,333 shares held by The Travelers Insurance Company, with respect to which Mr. Hall disclaims beneficial ownership.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The following description of our capital stock and provisions of our certificate of incorporation and our bylaws are summaries thereof and are qualified by reference to our certificate of incorporation and our bylaws, copies of which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

     Upon the completion of this offering, our capital stock will consist of:

                                                                                            PAR VALUE
TYPE OF CAPITAL STOCK                                                        AUTHORIZED     PER SHARE
--------------------------------------------------------------------------   ----------    ------------
Common....................................................................   50,000,000    $       0.01
Preferred Stock...........................................................    1,000,000    no par value

COMMON STOCK

     The holders of the common stock are entitled to receive dividends and other distributions in cash, stock or property from our assets that are legally available for distribution, subject to any dividend preferences that may be attributable to preferred stock that may be outstanding. The form, amount and timing of dividends will be determined by our board of directors.

     Holders of the common stock may vote on all matters submitted for a vote of our stockholders. Each share of common stock is entitled to one vote. Cumulative voting is not authorized by our certificate of incorporation.

     Voting may be done by written consent when one or more stockholders have enough votes to approve a particular issue by themselves. There are no preemptive, conversion, redemption or sinking fund provisions applicable to the common stock. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, duly and validly issued, fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in the assets available for distribution after the claims of all senior security holders and creditors are satisfied.

PREFERRED STOCK

     Our board of directors, without further action by the stockholders, is authorized to issue an aggregate of 1,000,000 shares of preferred stock in one or more series. The board may fix the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of common stock holders. The issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of Webstakes.com. We currently have no plans to issue any shares of preferred stock.

COMMON STOCK WARRANTS

     As of the date of this prospectus, we have issued and outstanding warrants to purchase a total of 221,683 shares of common stock, at an exercise price of $6.00 per share. The warrants contain anti-dilution provisions providing for adjustments of the exercise price and the number of shares of common stock underlying the warrants upon the occurrence of any recapitalization, reclassification, stock dividend, stock split, stock combination or similar transaction. The warrants expire on March 24, 2009.

DELAWARE ANTI-TAKEOVER LAW

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents certain Delaware corporations, under certain circumstances, from engaging in a "business combination" with:

          o a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an "interested stockholder"),

          o an affiliate of an interested stockholder or

          o an associate of an interested stockholder,

for three years following the date that the stockholder became an "interested stockholder." A "business combination" includes a merger or sale of more than 10% of our assets.

     However, the above provisions of Section 203 do not apply if:

          o our board approves the transaction that made the stockholder an "interested stockholder," prior to the date of that transaction;

          o after the completion of the transaction that resulted in the stockholder becoming an "interested stockholder," that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are Webstakes.com officers and directors; or

          o on or subsequent to the date of the transaction, the business combination is approved by our board and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the "interested shareholder."

     This statute could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us.

CLASSIFIED BOARD OF DIRECTORS

     Our bylaws divide our board of directors into three classes, with regular three-year staggered terms and initial terms of three years for class III directors, two years for class II directors and one year for class I directors. This could prevent a party who acquires control of the majority of the outstanding voting stock from immediately obtaining control of our board of directors.

SPECIAL MEETINGS OF STOCKHOLDERS

     Our bylaws provide that special meetings of our stockholders may only be called by our president, board or the holders of at least one-fifth of all the shares of any class outstanding and entitled to vote. This may have the effect of delaying or preventing a change in control.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our certificate of incorporation, as amended, includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

          o for any breach of the director's duty of loyalty to Webstakes.com or its stockholders;

          o for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

          o under the section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

          o for any transaction from which the director derived an improper personal benefit.

These provisions are permitted under Delaware law.

     Our bylaws provide that:

          o we must indemnify our directors and officers to the fullest extent permitted by Delaware law, subject to very limited exceptions;

          o we may indemnify our other employees and agents to the same extent that we indemnify our officers and directors, unless otherwise required by law, our certificate of incorporation, as amended, our bylaws or agreements; and

          o we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions.

     We have obtained directors' and officers' insurance for our directors, officers and some employees for specified liabilities.

     The limitation of liability and indemnification provisions in our certificate of incorporation, as amended, and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. They may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though an action of this kind, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. However, we believe that these indemnification provisions are necessary to attract and retain qualified directors and officers.

     At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of our common stock in the public market or the perception that these sales could occur could adversely affect prevailing market prices of our common stock. They could also adversely affect our ability to raise capital at a time and on terms favorable to us.

     Upon completion of this offering, we will have outstanding a total of 14,241,243 shares of our common stock. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining 10,666,243 shares of common stock held by existing stockholders are "restricted securities," as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act. These rules are summarized below.

     Subject to the lock-up agreements described below and the provisions of Rules 144 and 144(k), additional shares will be available for sale in the public market as follows:

NUMBER OF SHARES                                                       DATE
------------------------------------------  -----------------------------------------------------------

 3,999,576                                  After 180 days from the date of this prospectus (subject to volume limitations).

 6,666,667                                  After 180 days and upon the filing of a registration
                                              statement to register for resale shares of common stock.

   446,576                                  After 180 days from the date of this prospectus.

     25,000                                 On the date of this prospectus.

LOCK-UP AGREEMENTS


     Our officers, directors and other stockholders who hold in the aggregate 10,641,243 shares of our common stock and holders of options and warrants to purchase 346,667 shares of our common stock which vest and are exercisable within the next 180 days, have agreed not to sell or otherwise dispose of any shares of our common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Bear, Stearns & Co. Inc. See "Underwriting."

RULE 144

     In general, under Rule 144, a person who has beneficially owned shares of our common stock for at least one year can sell within any three-month period a number of shares that does not exceed the greater of:

          o 1% of the number of shares of common stock then outstanding, which will equal approximately 142,412 shares immediately after this offering; or

          o the average weekly trading volume during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of public information about us.

RULE 144(K)

     Under Rule 144(k), a person who is not one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, can sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

RULE 701

     In general, under Rule 701, any of our employees, directors, consultants or advisors who purchase shares from us in connection with a compensatory stock option plan or other written agreement are eligible to resell these shares
90 days after the date of this offering in reliance on Rule 144, without compliance with certain restrictions contained in Rule 144, including the holding period.

REGISTRATION RIGHTS

     After this offering, holders of 6,666,667 shares of common stock will be entitled to require us to register their shares for public sale, pursuant to a Registration Rights Agreement between us and the purchasers of the class B mandatorily redeemable convertible preferred stock (who will become holders of common stock after this offering). Holders of 25% of these shares (and any people who purchase shares of common stock from these holders in a private transaction) have the right to require us to file up to three registration statements to allow for the public sale of their common stock. The number of our shares subject to these registration rights which may be registered in a non-underwritten offering is limited to 15% of the number of shares of our common stock outstanding at the time of that registration. This 15% limit may be exceeded if a nationally-recognized investment bank determines that a greater number of shares may be registered without a material adverse effect on the market for our securities. These registration statements must be maintained effective for up to 180 days. In addition, these holders (and their transferees) and the holder of warrants to purchase 221,683 shares of common stock have the right to include their shares in any registered offering of our securities (other than in connection with some corporate transactions and employee benefit plans). We are required to pay the expenses related to these registrations, excluding underwriters' commissions and discounts.

     We intend to file registration statements to register shares of common stock reserved for issuance under our Stock Option Plan and the 1999 Equity Compensation Plan. These registration statements will permit the resale of shares issued under these plans by non-affiliates in the public market without restriction, subject to the lock-up agreements.

                                  UNDERWRITING

     The underwriters of this offering named below, for whom Bear, Stearns & Co. Inc., ING Barings LLC, Thomas Weisel Partners LLC and Wit Capital Corporation are acting as representatives, have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the aggregate number of shares of common stock set forth opposite their respective names below:

                                                                                               NUMBER
UNDERWRITER                                                                                   OF SHARES
-------------------------------------------------------------------------------------------   ---------
Bear, Stearns & Co. Inc....................................................................
ING Barings LLC............................................................................
Thomas Weisel Partners LLC.................................................................
Wit Capital Corporation....................................................................

                                                                                              ---------
     Total.................................................................................   3,575,000
                                                                                              ---------
                                                                                              ---------

     The underwriting agreement provides that the obligations of the underwriters are subject to approval of certain legal matters by counsel and to various other conditions. We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and where such indemnification is unavailable, to contribute to payments that the underwriters may be required to make in respect of such liabilities. The nature of the underwriters' obligations is that they are committed to purchase and pay for all of the above shares of common stock if any are purchased.

     If the underwriters sell more than the total number set forth in the table above, the underwriters have an option to buy up to an additional 536,250 shares to cover such sales from us. The underwriters may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in the same proportion as set forth in the table above.

     The underwriters, at our request, have reserved for sale at the initial public offering price up to 357,500 of the shares of common stock to be sold in this offering for sale to our employees and directors and other persons designated by us. The number of shares available for sale to the general public will be reduced to the extent that any reserved shares are purchased. Any reserved shares not so purchased will be offered by the underwriters on the same basis as the other shares offered hereby.

     The underwriters do not expect to confirm sales of common stock to any accounts over which they exercise discretionary authority.

     We, all of our directors and officers and other stockholders holding an aggregate of 10,641,243 shares of our common stock have agreed that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, without the prior written consent of Bear, Stearns & Co. Inc., will not, directly or indirectly, (i) issue, sell, offer or agree to sell, grant any option for the sale of, pledge, make any short sale, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act or otherwise dispose of any shares of our common stock (or securities convertible into, exercisable for or exchangeable for our common stock) or
(ii) enter into any swap, derivative transaction or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of the transactions described in clause (i) or (ii) above is to be settled by delivery of our common stock or those other securities, in cash or otherwise. This restriction does not apply to bona fide gifts or, in the case of stockholders who are corporations, limited liability companies or partnerships, transfers to these stockholders' affiliates, shareholders, members or partners, provided that in each case, the recipients agree in writing to abide (and in the case of non-individuals certify in writing that they have always abided since the original date of the agreement) by these restrictions. In addition, this restriction does not apply to shares of our common stock purchased in the public market after this offering.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                                                NO EXERCISE    FULL EXERCISE
                                                                                -----------    -------------
Per Share....................................................................     $               $
Total........................................................................

     Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up
to $   per share from the public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or
dealers at a discount of up to $   per share from the public offering price. If
all the shares are not sold at the offering price, the representatives may change the offering price and the other selling terms.

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in those negotiations will be:

          o Our results of operations in recent periods;

          o Estimates of our prospects and the industry in which we compete;

          o An assessment of our management;

          o The general state of the securities markets at the time of this offering; and

          o The prices of similar securities of generally comparable companies.


     Our common stock has been approved for quotation on the Nasdaq National Market under the symbol IWIN. However, there can be no assurance that an active or orderly trading market will develop for the common stock or that the common stock will trade in the public markets subsequent to this offering at or above the initial offering price.


     In connection with this offering, certain persons participating in this offering may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1.5 million.

     A number of shares in this offering have been reserved for sale by Wit Capital to its customers through the Internet. A prospectus in electronic format is being made available on a special web site established by Wit Capital for this offering.


     Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners LLC has been named as a lead or co-manager on 64 filed public offerings of equity securities, of which 33 have been completed, and has acted as a syndicate member in an additional 32 public offerings of equity securities.

Thomas Weisel Partners LLC does not have any material relationship with us or any of our officers, directors or controlling persons, except with respect to its contractual relationship with us under the underwriting agreement entered into in connection with this offering.



     Wit Capital, a member of the National Association of Securities Dealers, Inc., will participate in this offering as one of the underwriters. The National Association of Securities Dealers, Inc. approved the membership of Wit Capital on September 4, 1997. Since that time, Wit Capital has acted as an underwriter, e-Manager or selected dealer in over 130 public offerings. Except for its participation as a representative in this offering, Wit Capital has no relationship with us or any of our founders or significant stockholders.


                                 LEGAL MATTERS

     The validity of the common stock offered by this prospectus will be passed upon for us by Reed Smith Shaw & McClay LLP, Philadelphia, Pennsylvania and for the underwriters by Proskauer Rose LLP, New York, New York.

                                    EXPERTS

     The financial statements of Webstakes.com as of December 31, 1998 and 1997 and for each of the two years in the period ended December 31, 1998 and the period from January 8, 1996 (inception) to December 31, 1996 included in this prospectus have been included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN GET MORE INFORMATION

     We have filed a registration statement on Form S-1 with the SEC. This prospectus, which forms a part of that registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. With respect to references made in this prospectus to any contract or other document, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement at the SEC's public reference room in Washington, D.C., and at the SEC's regional offices in Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings and the registration statement can also be reviewed by accessing the SEC's Internet site at http://www.sec.gov. As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC.

     This prospectus includes statistical data regarding Internet usage and the advertising, promotions and direct marketing industries, which were obtained from industry publications, including reports generated by International Data Corporation, the Direct Marketing Association, Forrester Research, Inc. and Promo Magazine. These industry publications generally indicate that they have obtained information from sources believed to be reliable, but they do not guarantee the accuracy and completeness of such information. International Data Corporation and Forrester Research, Inc. have consented to our reference to their reports in this prospectus.

                              WEBSTAKES.COM, INC.
                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants........................................................................        F-2

Balance Sheets at December 31, 1997 and 1998 and the six months ended
  June 30, 1999 (unaudited)..............................................................................        F-3

Statements of Operations for the period from January 8, 1996 (inception) to December 31, 1996, the years ended December 31, 1997 and 1998 and the six months ended June 30, 1998 (unaudited) and June
  30, 1999 (unaudited)...................................................................................        F-4

Statements of Stockholders' Equity (Deficit) for the period from January 8, 1996 (inception) to
  December 31, 1996, the years ended December 31, 1997 and 1998 and the six months ended June 30, 1999
  (unaudited)............................................................................................        F-5

Statements of Cash Flows for the period from January 8, 1996 (inception) to December 31, 1996, the years ended December 31, 1997 and 1998 and for the six months ended June 30, 1998 (unaudited) and June 30,
  1999 (unaudited).......................................................................................        F-6

Notes to Financial Statements............................................................................        F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Webstakes.com, Inc.:

In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Webstakes.com, Inc. at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1998, and the period from January 8, 1996, (inception) to December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                                          PRICEWATERHOUSECOOPERS LLP

February 19, 1999
1301 Avenue of the Americas
New York, New York

                              WEBSTAKES.COM, INC.
                                 BALANCE SHEETS

                                                                                  DECEMBER 31
                                                                            ------------------------      JUNE 30,
                                                                              1997          1998            1999
                                                                            ---------    -----------    -------------
                                                                                                        (UNAUDITED)
                                 ASSETS
Current assets:
  Cash and cash equivalents..............................................   $  85,365    $    17,573    $  12,973,305
  Accounts receivable, less allowance of $12,700, $125,000
    and $314,714 (unaudited).............................................     113,336        615,230          803,536
  Prepaid expenses and other current assets, principally related party in
    1999.................................................................       2,751        125,174        3,140,319
                                                                            ---------    -----------    -------------
    Total current assets.................................................     201,452        757,977       16,917,160
                                                                            ---------    -----------    -------------
Fixed assets, net........................................................     232,858        437,759          862,295
Other assets.............................................................      41,708             --          531,104
                                                                            ---------    -----------    -------------
    Total assets.........................................................   $ 476,018    $ 1,195,736    $  18,310,559
                                                                            ---------    -----------    -------------
                                                                            ---------    -----------    -------------

                 LIABILITIES, REDEEMABLE PREFERRED STOCK
                   AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.......................................................   $ 155,257    $   221,745    $     571,718
  Accrued liabilities....................................................      22,081        169,136          591,537
  Deferred revenues......................................................      23,333        117,297          161,720
  Capital lease obligations..............................................          --         31,764           80,965
  Notes payable-related party, current portion...........................     150,000      1,342,222           66,667
                                                                            ---------    -----------    -------------
    Total current liabilities............................................     350,671      1,882,164        1,472,607
                                                                            ---------    -----------    -------------
  Capital lease obligation, net of current portion.......................          --             --          133,005
  Deferred gain on sale of assets........................................          --             --           20,776
  Notes payable--related party, net of current portion...................          --         66,667           33,333
                                                                            ---------    -----------    -------------
    Total liabilities....................................................     350,671      1,948,831        1,659,721
                                                                            ---------    -----------    -------------
Class B mandatorily redeemable convertible preferred stock--par value
  $.01, no shares authorized issued and outstanding at December 31, 1997 and 1998, 6,700,000 authorized, 6,666,667 shares issued and outstanding
  at June 30, 1999 (unaudited), respectively.............................          --             --       40,000,000
Stockholders' equity (deficit):
  Common stock--par value $.01, 50,000,000 shares authorized, 4,999,176,
    5,714,184 and 3,999,576 shares issued and outstanding at
    December 31, 1997, 1998 and June 30, 1999 (unaudited),
    respectively.........................................................      49,992         57,142           39,996
  Additional paid-in capital.............................................     526,914      1,140,624      (16,977,147)
  Accumulated deficit....................................................    (447,934)    (1,861,977)      (6,254,735)
  Deferred compensation..................................................      (3,625)       (88,884)        (157,276)
                                                                            ---------    -----------    -------------
    Total stockholders' equity (deficit).................................     125,347       (753,095)     (23,349,162)
                                                                            ---------    -----------    -------------
      Total liabilities, redeemable preferred stock and stockholders'
         equity (deficit)................................................   $ 476,018    $ 1,195,736    $  18,310,559
                                                                            ---------    -----------    -------------
                                                                            ---------    -----------    -------------

   The accompanying notes are an integral part of these financial statements.

                              WEBSTAKES.COM, INC.
                            STATEMENTS OF OPERATIONS


                                         JANUARY 8, 1996
                                         (INCEPTION) TO
                                          DECEMBER 31,                                         SIX MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,               JUNE 30,
                                         ---------------    --------------------------    ---------------------------
                                             1996              1997           1998           1998            1999
                                         ---------------    ----------    ------------    -----------    ------------
                                                                                          (UNAUDITED)    (UNAUDITED)
Revenues..............................     $    79,584      $1,618,277    $  4,798,893    $ 2,262,454    $  3,054,463

Operating expenses:
  Product development.................          59,073         181,260         548,818        221,508         235,634
  Sales and marketing.................         124,754       1,090,721       3,618,557      1,490,946       4,193,595
  General and administrative..........         108,665         535,963       1,969,214        773,359       2,273,234
  Non-cash financial advisory
     services.........................              --              --              --             --         796,691
                                           -----------      ----------    ------------    -----------    ------------
     Total operating expenses.........         292,492       1,807,944       6,136,589      2,485,813       7,499,154
                                           -----------      ----------    ------------    -----------    ------------

  Loss from operations................        (212,908)       (189,667)     (1,337,696)      (223,359)     (4,444,691)

Interest income (expense), net........          (8,187)        (37,172)        (76,347)       (24,845)         51,933
                                           -----------      ----------    ------------    -----------    ------------

Net loss..............................     $  (221,095)     $ (226,839)   $ (1,414,043)   $  (248,204)   $ (4,392,758)
Deemed dividend on redemption of class
  A mandatorily redeemable convertible
  preferred stock (unaudited).........                                                                     (8,712,352)
                                           -----------      ----------    ------------    -----------    ------------
Net loss attributable to common
  stockholders........................     $  (221,095)     $ (226,839)   $ (1,414,043)   $  (248,204)   $(13,105,110)
                                           -----------      ----------    ------------    -----------    ------------
                                           -----------      ----------    ------------    -----------    ------------
Basic and diluted net loss per share
  attributable to common
  stockholders........................     $     (0.06)     $    (0.05)   $      (0.27)   $     (0.05)   $      (2.36)
                                           -----------      ----------    ------------    -----------    ------------
                                           -----------      ----------    ------------    -----------    ------------
Weighted average shares of common
  stock used in computing basic and
  diluted net loss per share
  attributable to common
  stockholders........................       3,999,576       4,278,916       5,181,356      4,999,176       5,562,617
                                           -----------      ----------    ------------    -----------    ------------
                                           -----------      ----------    ------------    -----------    ------------
Pro forma basic and diluted net loss
  per share (see Note 2)..............                                    $      (0.12)                  $      (1.23)
                                                                          ------------                   ------------
                                                                          ------------                   ------------
Shares of common stock used in
  computing pro forma basic and
  diluted net loss per share (see Note
  2)..................................                                      11,848,023                     10,666,243
                                                                          ------------                   ------------
                                                                          ------------                   ------------


   The accompanying notes are an integral part of these financial statements.

                              WEBSTAKES.COM, INC.
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                     COMMON STOCK
                                                 --------------------     ADDITIONAL       DEFERRED      ACCUMULATED
                                                   SHARES     AMOUNT    PAID-IN-CAPITAL   COMPENSATION     DEFICIT        TOTAL
                                                 ----------   -------   ---------------   ------------   -----------   ------------
Issuance of common stock to founders at
  January 8, 1996 (inception).................    3,999,576   $39,996    $      (9,967)                                $     30,029
    Net and comprehensive loss................                                                           $ (221,095)       (221,095)
                                                 ----------   -------    -------------                   -----------   ------------
Balance December 31, 1996.....................    3,999,576    39,996           (9,967)                    (221,095)       (191,066)
                                                 ----------   -------    -------------                   -----------   ------------
                                                 ----------   -------    -------------                   -----------   ------------
  Debt to equity conversion at book value plus
    interest..................................      999,600     9,996          533,256                                      543,252
  Stock options to non-employees..............                                   3,625     $   (3,625)                           --
    Net and comprehensive loss................                                                             (226,839)       (226,839)
                                                 ----------   -------    -------------     ----------    -----------   ------------
Balance December 31, 1997.....................    4,999,176    49,992          526,914         (3,625)     (447,934)        125,347
                                                 ----------   -------    -------------     ----------    -----------   ------------
                                                 ----------   -------    -------------     ----------    -----------   ------------
  Debt to equity conversion at book value plus
    interest..................................      715,008     7,150          524,826                                      531,976
  Amortization of deferred compensation.......                                                  3,625                         3,625
  Stock options to non-employees..............                                  88,884        (88,884)                           --
    Net and comprehensive loss................                                                           (1,414,043)     (1,414,043)
                                                 ----------   -------    -------------     ----------    -----------   ------------
Balance December 31, 1998.....................    5,714,184    57,142        1,140,624        (88,884)   (1,861,977)       (753,095)
                                                 ----------   -------    -------------     ----------    -----------   ------------
                                                 ----------   -------    -------------     ----------    -----------   ------------
  Repurchase of common stock (unaudited)......   (1,714,608)  (17,146)     (10,270,502)                                 (10,287,648)
  Deemed dividend on redemption of Class A
    mandatorily redeemable convertible
    preferred stock (unaudited)...............                              (8,712,352)                                  (8,712,352)
  Adjustment of deferred compensation to
    non-employees to current fair value
    (unaudited)...............................                                 177,293       (177,293)                           --
  Stock options to non-employees (unaudited)..                                 687,790       (687,790)                           --
  Amortization of deferred compensation
    (unaudited)...............................                                                796,691                       796,691
    Net and comprehensive loss (unaudited)....                                                           (4,392,758)     (4,392,758)
                                                 ----------   -------    -------------     ----------    -----------   ------------
Balance June 30, 1999 (unaudited).............    3,999,576   $39,996    $ (16,977,147)    $ (157,276)   $(6,254,735)  $(23,349,162)
                                                 ----------   -------    -------------     ----------    -----------   ------------
                                                 ----------   -------    -------------     ----------    -----------   ------------

   The accompanying notes are an integral part of these financial statements.

                              WEBSTAKES.COM, INC.
                            STATEMENTS OF CASH FLOWS

                                                   JANUARY 8, 1996
                                                   (INCEPTION) TO                                     SIX MONTHS ENDED
                                                   DECEMBER 31,       YEAR ENDED DECEMBER 31,             JUNE 30,
                                                       1996          -------------------------   ---------------------------
                                                                        1997          1998          1998           1999
                                                   ---------------   ----------   ------------   -----------   -------------
                                                                                                 (UNAUDITED)    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss........................................   $  (221,095)    $ (226,839)  $ (1,414,043)  $ (248,204)   $  (4,392,758)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
      Depreciation and amortization...............         7,471         37,661        147,515       59,866          176,808
      Bad debt expense............................         2,499         11,829        208,604       38,431          215,805
      Non-cash financial advisory services
         expense..................................            --             --          3,625           --          796,691
      Interest payable converted into
         common stock.............................            --         33,256         24,826           --           35,000
    Changes in operating assets and liabilities:
      Increase in accounts receivable.............       (55,480)       (72,184)      (710,498)    (277,035)        (404,111)
      (Increase) in prepaid expenses and other
         current assets, principally related party
         in 1999..................................            --         (2,751)      (122,423)     (77,225)      (3,015,145)
      (Increase) decrease in other assets.........            --        (41,708)        41,708       33,871         (531,104)
      Increase in accounts payable................        48,161        107,096         66,488       10,891          349,973
      Increase in accrued liabilities.............        16,934          5,147        147,055       17,279          422,401
      Increase in deferred revenue................            --         23,333         93,964       93,595           44,423
                                                     -----------     ----------   ------------   -----------   -------------
NET CASH USED IN OPERATING ACTIVITIES.............      (201,510)      (125,160)    (1,513,179)    (348,531)      (6,302,017)
                                                     -----------     ----------   ------------   -----------   -------------
CASH FLOWS FROM INVESTING ACTIVITY:
  Purchase of fixed assets........................       (64,934)      (203,060)      (301,444)    (166,092)        (509,170)
  Proceeds from sale of fixed assets..............            --             --             --           --          157,292
                                                     -----------     ----------   ------------   -----------   -------------
NET CASH USED IN INVESTING ACTIVITY...............       (64,934)      (203,060)      (301,444)    (166,092)        (351,878)
                                                     -----------     ----------   ------------   -----------   -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of notes payable.........       260,000        390,000      1,820,000      466,667          120,000
  Principal payments on notes payable-related
    party.........................................            --             --        (61,111)          --          (38,889)
  Proceeds from issuance of common stock..........        30,029             --             --           --               --
  Principal payments on capital lease
    obligations...................................            --             --        (12,058)         (58)         (46,484)
  Proceeds from issuance of class A mandatorily
    redeemable convertible preferred stock........            --             --             --           --        3,575,000
  Proceeds from issuance of class B mandatorily
    redeemable convertible preferred stock........            --             --             --           --       40,000,000
  Redemption of class A mandatorily redeemable
    convertible preferred stock and repurchase of
    common stock..................................            --             --             --           --      (24,000,000)
                                                     -----------     ----------   ------------   -----------   -------------
NET CASH PROVIDED BY FINANCING ACTIVITIES.........       290,029        390,000      1,746,831      466,609       19,609,627
                                                     -----------     ----------   ------------   -----------   -------------
NET INCREASE (DECREASE) IN CASH FOR THE PERIOD....        23,585         61,780        (67,792)     (48,014)      12,955,732
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD....            --         23,585         85,365       85,365           17,573
                                                     -----------     ----------   ------------   -----------   -------------
CASH AND CASH EQUIVALENTS, END OF PERIOD..........   $    23,585     $   85,365   $     17,573   $   37,351    $  12,973,305
                                                     -----------     ----------   ------------   -----------   -------------
                                                     -----------     ----------   ------------   -----------   -------------
CASH PAID DURING THE PERIOD FOR INTEREST..........                                $     18,530   $   10,247    $      11,157
                                                                                  ------------   -----------   -------------
                                                                                  ------------   -----------   -------------

Supplemental disclosure of non-cash investing and financing activities:

      During 1997, 1998 and the six months ended June 30, 1999 (unaudited), certain convertible notes and interest were converted into common stock and preferred stock (see Note 8).

      During 1998 and the six months ended June 30, 1999, the Company entered into capital leases for computer equipment with a cost of $43,822 and $228,692 (unaudited), respectively.

      Barter revenue for the period January 8, 1996 to December 31, 1996, the years ended December 31, 1997 and 1998 was $0, $484,844, and $2,039,144,
      and for the six months ended June 30, 1998 and 1999 was $944,907 (unaudited), and $876,892 (unaudited), respectively.

   The accompanying notes are an integral part of these financial statements.

                              WEBSTAKES.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

     Webstakes.com, Inc. (the "Company"), formerly Netstakes, Inc., was incorporated and commenced operations in the State of New York on January 8, 1996 and was reincorporated in the State of Delaware on June 5, 1996. The period from January 8, 1996 to December 31, 1996 is referred to as the Inception Period. The Company is an online sweepstakes promotion company. The Company integrates sweepstakes, contests and similar promotional events with direct marketing tools and a proprietary database. The Company makes promotions available without charge to consumers through its web site, webstakes.com, clients' web sites and consumers' personal home pages. The Company generates revenues through the sale of promotion sponsorships and services that allow clients to cost-effectively identify and communicate with potential customers, increase sales and foster brand awareness.

     The Company has sustained net losses and negative cash flows from operations since its inception. The Company's ability to meet its obligations in the ordinary course of business is dependent upon its ability to establish profitable operations or raise additional financing through public or private equity financings, collaborative or other arrangements with corporate sources, or other sources of financing to fund operations. During 1999, the Company has raised additional financings through the issuance of class A mandatorily redeemable convertible preferred stock (the "class A") and class B mandatorily redeemable convertible preferred stock (the "class B"). Management believes that its current funds will be sufficient to enable the Company to meet its planned expenditures through at least June 2000. If anticipated operating results are not achieved and additional financings are not available on terms acceptable to the Company, management has the intent and believes it has the ability to delay or reduce expenditures.

     The Company has a limited operating history and its prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for Internet products and services. These risks include the failure to develop and extend the Company's online service brand, the rejection of the Company's services by web consumers, vendors and/or advertisers, the inability of the Company to maintain and increase the levels of traffic on its online service, as well as other risks and uncertainties. In the event that the Company does not successfully implement its business plan, certain assets may not be recoverable.

2. SIGNIFICANT ACCOUNTING POLICIES

UNAUDITED INTERIM FINANCIAL INFORMATION

     The financial statements as of June 30, 1999 and for the six months ended June 30, 1999 and 1998 are unaudited and do not include all disclosures required by generally accepted accounting principles. In the opinion of management, this unaudited information has been prepared substantially on the same basis as the audited financial statements and all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation have been included. Operating results for the six months ended June 30, 1999 are not necessarily indicative of the results that may be expected for any future period.

REVENUE RECOGNITION

     Principally all of the Company's historical revenues have been derived from promotion services. Promotion services revenues are derived principally from contracts in which the Company typically guarantees a minimum number of impressions, or times that the client's name, logo or other identifier appears in pages viewed by visitors to webstakes.com, and/or times that visitors are delivered to the client's web site, over a specified period of time for a fixed fee. The contracts typically include cancellation clauses ranging from 30 to 60 days. Promotion services revenues are recognized ratably in the period in which the promotion is run, provided that no significant Company obligations remain. To the extent that minimum guarantees are not met, the Company defers recognition of the corresponding revenues until the guaranteed minimums are achieved and the clients receive credits or refunds for the guaranteed services not provided. Promotion services revenues were approximately 100%, 95% and 98% of total revenues for the Inception Period and the years ended December 31, 1997 and 1998, respectively. Promotion services revenues were approximately

                              WEBSTAKES.COM, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
96% (unaudited) and 100% (unaudited) of total revenues for the six months ended June 30, 1998 and 1999, respectively.

     Included in revenues are barter revenues from the exchange by the Company with counterparties of promotion services for reciprocal advertising, or applicable goods and services. Barter revenues are recorded as promotion service revenues at the lower of the estimated fair value of goods and services received or promotion services provided, and are recognized when the counterparty's promotions are run by the Company. The fair value of promotional services provided and received is determined based on the value of similar services sold and purchased for cash by the Company. In cases where there is not objective evidence of fair market value, no revenue is recognized. Barter revenues represented 0%, 30% and 42% of total revenues for the Inception Period and the years ended December 31, 1997 and 1998, respectively. Barter revenues represented 42% (unaudited) and 29% (unaudited) of total revenues for the six months ended June 30, 1998 and 1999, respectively. Barter expense is recognized when the Company's promotions are run on the counterparty's web sites, which is typically in the same period the related barter revenue is recognized.

CONCENTRATION OF CREDIT RISK

     In 1998, no one customer accounted for greater than 10% of total revenues or 10% of net accounts receivable. Two customers individually accounted for 12% and 19% of total revenues in the Inception Period and one customer accounted for 35% of total revenues in 1997. In the Inception Period, 1997 and 1998, revenues from the Company's five largest customers accounted for 56%, 53% and 24% of total revenues, respectively. At December 31, 1996 and 1997, the receivable balances from its two largest customers amounted to approximately 36% and 37%, respectively, of the Company's net accounts receivable balance. For the six months ended June 30, 1999, revenues from the Company's five largest customers accounted for 24% (unaudited) of total revenues. At June 30, 1999 one customer individually accounted for 11% (unaudited) of the net accounts receivable balance.

FIXED ASSETS

     Depreciation of computer and office equipment and furniture and fixtures is provided for using the straight-line method over their estimated useful lives of three years to five years. Amortization of leasehold improvements is provided for over the lesser of the term of the related lease or the estimated useful life of the improvement. Accumulated amortization includes the amortization of assets recorded under capital leases. The cost of additions and betterments are capitalized, and repairs and maintenance costs are charged to operations in the periods incurred. Depreciation and amortization expense has been included in general and administrative expense.

INCOME TAXES

     The Company recognizes deferred taxes by the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for differences between the financial statement and tax basis of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established when it is more likely than not that deferred tax assets will not be realized.

                              WEBSTAKES.COM, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include money market accounts and all highly liquid investments purchased with original maturities of three months or less.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's financial instruments, including cash, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their short maturities. The carrying amount of the Company's note payable approximates the fair value of such instruments based upon management's best estimate of interest rates that would be available to the Company for similar debt obligations at December 31, 1996, 1997 and 1998.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant estimates and assumptions made by the Company include those related to the useful lives and recoverability of fixed assets, recoverability of deferred tax assets, allowance for doubtful accounts and the fair value of products and services exchanged in barter transactions.

NET LOSS PER SHARE

     Basic loss per share is computed using the weighted-average number of common shares outstanding during the period. Diluted loss per share is computed using the weighted-average number of common and common stock equivalent shares outstanding during the period. Common equivalent shares are excluded from the computation if their effect is antidilutive.

     As the Company reported net losses from inception to June 30, 1999, all 66,228 and 114,009 of the options outstanding at December 31, 1997 and 1998, respectively, and 114,009 (unaudited) and 1,126,100 (unaudited) of the options outstanding at June 30, 1998 and 1999, respectively, were antidilutive and therefore, there were no reconciling items between basic and diluted loss per share for the years then ended. There were no options outstanding as of December 31, 1996.


     The pro forma basic and diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the sum of the weighted average number of shares of common stock outstanding giving effect for the one for one conversion of all 6,666,667 shares of the Class B to common stock and reacquisition as if it had occurred at the beginning of the period.


COMPREHENSIVE INCOME

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). This statement requires companies to classify items of other comprehensive income by their nature in the financial statements and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for financial statements issued for fiscal years beginning after December 15, 1997. The Company adopted SFAS No. 130 in fiscal year 1998. There was no difference between net income and comprehensive income for the Inception Period and the years ended December 31, 1997 and 1998, and for the six months ended June 30, 1998 (unaudited) and 1999 (unaudited).

                              WEBSTAKES.COM, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
SEGMENT REPORTING

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which established standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 was adopted by the Company at December 31, 1998. Adoption of SFAS No. 131 had no impact on the Company's results of operations, financial position or cash flows.

RECENT ACCOUNTING PRONOUNCEMENTS

     In April 1998, AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5"). SOP 98-5, which is effective for fiscal years beginning after December 15, 1998, provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. As the Company has expensed these costs historically, the adoption of this standard is not expected to have a significant impact on the Company's results of operations, cash flows or financial position.

     In February 1998, FASB issued SFAS No. 132, "Employees' Disclosures about Pension and Other Postretirement Benefits" ("SFAS No. 132"), which revises employers' disclosures about pension and other postretirement benefit plans. SFAS No. 132 does not change the measurement or recognition of those plans. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 132 has not had an impact on the Company's results of operations, financial position or cash flows.

     In June 1998, FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 is tentatively effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not expect the adoption of this statement to have a significant impact on the Company's results of operations, cash flows or financial position.

3. FIXED ASSETS

     Fixed assets consist of the following:

                                                               DECEMBER 31,          JUNE 30,
                                                           ---------------------    -----------
                                                             1997        1998          1999
                                                           --------    ---------    -----------
                                                                                    (UNAUDITED)
Computer and office equipment...........................   $266,264    $ 542,144     $ 615,365
Computer software costs.................................         --           --       196,190
Furniture and fixtures..................................     11,275       34,307        61,639
Leasehold improvements..................................        451       10,133        10,133
Capital leases..........................................         --       43,822       272,514
                                                           --------    ---------     ---------
                                                            277,990      630,406     1,155,841
  Less accumulated depreciation and amortization........    (45,132)    (192,647)     (293,546)
                                                           --------    ---------     ---------
                                                           $232,858    $ 437,759     $ 862,295
                                                           --------    ---------     ---------
                                                           --------    ---------     ---------

     Depreciation and amortization of fixed assets was approximately $7,471, $37,661 and $147,515 for the Inception Period and the years ended December 31, 1997 and 1998, respectively, and $59,866 (unaudited) and $176,808 (unaudited) for the six months ended June 30, 1998 and 1999, respectively.

  Computer Software Costs

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 provides guidance over accounting for computer software developed or

                              WEBSTAKES.COM, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

3. FIXED ASSETS--(CONTINUED)
obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. The Company adopted SOP 98-1 during the first quarter of 1999. Costs incurred during the preliminary project stage are expensed as incurred. Computer software costs incurred during the application development stage are capitalized. Typically, these costs relate to internal payroll costs of employees directly associated with the development of the internal use computer software. Amortization commences once the software is ready for its intended use and is amortized by the straight-line method over the estimated useful life, typically twelve to eighteen months.

4. RELATED-PARTY TRANSACTIONS (SEE NOTE 8 AND "PRIVATE PLACEMENT" UNDER NOTE 11 (UNAUDITED))

     The Company entered into advertising transactions with a stockholder in the amounts of $4,855, $81,239 and $35,070, for the Inception Period and the years 1997 and 1998, respectively.

5. STOCK OPTION PLAN:

  Stock Option Plan

     In 1997, the Company's Board of Directors and stockholders adopted the Company's Stock Option Plan (the "Plan"). The Plan provides for the granting, at the discretion of the Stock Option Committee of the Board of Directors (the "SOC"), of: (i) options that are intended to qualify as incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, as amended (the "Code"), to employees and (ii) options not intended to so qualify to employees, officers, consultants and directors. The total number of shares of common stock for which options may be granted under the Plan is 250,000.

     The exercise price of all stock options granted under the Plan is determined by the SOC at the time of grant. The maximum term of each option granted under the Plan is 10 years from the date of grant. Options generally vest ratably over a four year period.

     As of December 31, 1997 and 1998, an aggregate of 183,772 and 135,991 shares were available for future grants under the Plan, respectively.

Stock-Based Compensation

     The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock--Issued to Employees" ("APB 25") and related interpretations in accounting for its stock option issuances. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", whereby compensation expense is recognized ratably over the vesting period. Had compensation cost for the Company's stock options issued at the fair value of the Company's stock been determined based on the fair value of the stock options at the grant date for awards in 1998 consistent with the provisions of SFAS No. 123, the Company's net loss would have been adjusted to the pro forma amounts indicated below:

                                                               DECEMBER 31,
                                                                  1998
                                                               ------------
Net loss
  As reported...............................................    $1,414,043
  Pro forma.................................................    $1,426,552
Net loss per share
  As reported--basic and diluted............................    $    (0.27)
  Pro forma--basic and diluted..............................    $    (0.28)

     The fair value of each option grant is estimated using the minimum value method of the Black-Scholes option pricing model which assumes no volatility. The values were obtained using assumptions which were derived using information supplied by the Company. Changes in the information would affect the assumptions and the option prices derived from those assumptions. The weighted average assumptions used for grants made in 1998 were as follows: Risk free interest rate 5.6%; Expected option life 7 years; Dividend

                              WEBSTAKES.COM, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

5. STOCK OPTION PLAN:--(CONTINUED)
yield 0.0%. As the fiscal year 1997 option grants were made on December 31, 1997, no compensation cost would have resulted for the fiscal year.

     In December 1997, the Company issued options to non-employee consultants to purchase up to 27,028 shares of the Company's common stock, which vest ratably over two years. In accordance with Emerging Issues Task Force Abstract
No. 96-18, "Accounting for Equity Investments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services", the Company is recording the value of the services being received based on the fair value of the options provided or the services received which ever is more reliably measured. The fair value of these options has been estimated using the Black-Scholes pricing model and has been recorded as deferred compensation and is being amortized as non-cash financial advisory services expense over the vesting period. Final measurement will occur on the vesting date.

     The following table summarizes the activity in options under the plan:

                                                                                       WEIGHTED AVERAGE
                                                                                       FAIR VALUE/EXERCISE
                                                                          OPTIONS/       PRICE PER
                                                                           SHARES      OPTION/PER SHARE
                                                                          ---------    -------------------
Outstanding, January 1, 1997...........................................          --          $    --
Granted................................................................      66,228          $  1.16

Outstanding, December 31, 1997.........................................      66,228          $  1.16
Granted................................................................      73,081          $  3.02
Forfeited..............................................................     (25,300)         $  2.82

Outstanding, December 31, 1998.........................................     114,009          $  1.98
Granted (unaudited)....................................................   1,014,891          $  7.17
Forfeited..............................................................      (2,800)         $ 16.06

Outstanding, June 30, 1999 (unaudited).................................   1,126,100          $  6.63

     No options were exercisable at December 31, 1997. As of December 31, 1998, 23,566 options were exercisable with a weighted average per share fair value/exercise price of $1.19.

     At December 31, 1997 and 1998, the weighted average remaining contractual life of the options outstanding was approximately 10 years and 9.47 years, respectively.

6. DEFINED CONTRIBUTION PLAN

     The Company began sponsoring a defined contribution plan for its employees which was effective January 1, 1998. Under the 401(K) Savings Plan (the "Plan"), employees are allowed to contribute up to 15% of their salary to the Plan, as defined. The Company makes voluntary contributions to the Plan matching 50% of the first 6% of employee contributions, which vest over a period of 4 years at 25% per year starting in the second year of service. The total Company contribution in 1998 was $24,556.

                              WEBSTAKES.COM, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

7. COMMITMENTS

LEASES:

     The Company leases office space in New York and California under non-cancelable operating leases expiring at various dates through 2002. The following is a schedule of future minimum lease payments under non-cancelable operating leases as of December 31, 1998:

YEAR ENDING
DECEMBER 31
--------------------------------------------------------------
1999..........................................................   $120,799
2000..........................................................     79,250
2001..........................................................     79,568
2002..........................................................     81,954
                                                                 --------
                                                                 $361,571
                                                                 --------
                                                                 --------

     Rent expense was $5,332, $16,439 and $90,693 for the periods ended December 31, 1996, 1997 and 1998, respectively.

     The Company leases equipment under capital lease agreements which expire in fiscal 1999. At December 31, 1998, future minimum lease payments due under capital leases, together with the present value of such payments is $33,910, less $2,146 representing interest.

8. CONVERTIBLE NOTES AND EQUIPMENT LOAN--RELATED PARTY

     In July 1996, the Company entered into a promissory note agreement with a former holder of class A (the "holder"). Under the agreement, the Company received $260,000 during 1996 and an additional $240,000 during 1997. At the time of issuance, the note was equal to the fair value of shares received upon conversion. This note, and the interest related thereto, was converted into 999,600 shares of common stock at $.54 per share in September 1997.

     In September 1997, the Company entered into a promissory note agreement with the holder. Under the agreement, the Company received $150,000 during 1997 and an additional $350,000 during 1998. At the time of issuance, the note was equal to the fair value of shares received upon conversion. This note, and the interest related thereto, was converted into 715,008 shares of common stock at $.73 per share in September 1998.

     In December 1997, the Company entered into a promissory note agreement with the holder. Under this agreement, the Company received $200,000 during 1998. The terms of the agreement call for 36 equal monthly payments of principal and accrued interest. At December 31 1998, minimum future payments due under notes payable were $72,222 and $66,667 for the years 1999 and 2000, respectively.

     In July 1998, the Company entered into an agreement with the holder under which the holder agreed to purchase at a future date 50,000 shares of class A. During the course of 1998, and in January 1999, the holder advanced the Company $1,270,000 and $120,000, respectively, at an interest rate of prime plus 3%. At the time of issuance, the face amount of the note was equal to the fair value of shares to be received upon conversion. On January 20, 1999, the outstanding principal balance of $1,390,000 plus interest was converted into the agreed upon 50,000 class A and the Company received additional cash of $3,575,000 for the remaining class A. See Note 11, Subsequent Events (unaudited).

9. CAPITAL STOCK

     At December 31, 1998, the authorized capital stock of the Company consisted of 10,000,000 shares of common stock, $.01 par value per share, 50,000 shares of class A, $100 par value, and 1,000,000 shares of class B preferred stock, $.01 par value. No shares of class A or class B preferred stock were issued or outstanding at December 31, 1998. The Board of Directors (the "Board") of the Company has the authority to issue preferred stock in classes with rights and privileges determined by the Board. Upon formation of the Company, 3,999,576 shares of $.01 par value common stock were issued to the founders.

                              WEBSTAKES.COM, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

9. CAPITAL STOCK--(CONTINUED)
     In 1997, the Board approved a 1 for 1,176 common stock split, which has been retroactively restated to the inception date. However, the retroactive restatement of the common stock, $.01 par value, at inception exceeded the beginning capital infusion of $30,000, resulting in negative additional paid-in capital at December 31, 1996 of $9,967.

10. INCOME TAXES

     There is no current provision for corporate income taxes as the Company generated a net operating loss for tax purposes.

     The components of the net deferred tax asset as of December 31, 1996, 1997 and 1998 consist of the following:

                                                                                DECEMBER 31,
                                                                    ------------------------------------
                                                                      1996         1997           1998
                                                                    --------    ------------    --------
Deferred tax assets:
  Operating loss carryforward....................................   $102,063      $206,169      $757,574
  Allowance for doubtful accounts................................      1,150         5,842        57,500
  Accrued expenses...............................................         --            --        33,120
  Other..........................................................         --            --         3,450
                                                                    --------      --------      --------
     Total deferred tax assets...................................    103,213       212,011       851,644
Deferred tax liabilities:
  Depreciation and amortization..................................      2,417        13,869        14,155
                                                                    --------      --------      --------
     Total deferred tax liabilities..............................      2,417        13,869        14,155
                                                                    --------      --------      --------
Net deferred tax asset...........................................    100,796       198,142       837,489
Less: valuation allowance........................................    100,796       198,142       837,489
                                                                    --------      --------      --------
Deferred tax asset...............................................   $     --      $     --      $     --
                                                                    --------      --------      --------
                                                                    --------      --------      --------

     The net deferred tax asset has been fully reserved due to the uncertainty of the Company's ability to realize this asset in the future.

     As of December 31, 1998, the Company had available for federal income tax purposes net operating loss carryforwards of approximately $1,575,000 which expire in the years 2011 through 2018.

11. SUBSEQUENT EVENTS (UNAUDITED):

PREFERRED STOCK

     The class A is convertible into common stock at prices and at times subject to the provisions set forth in the Company's restated Certificate of Incorporation. In the event of a public offering of the Company's shares with gross proceeds and an offering price as defined, the class A will be automatically converted into common stock at the conversion rates as stated in the Company's restated Certificate of Incorporation. Convertible preferred stockholders maintain voting rights equivalent to the number of shares of common stock on an as if converted basis.

     In January 1999, the Company issued 50,000 shares of the class A through a private placement, in consideration for net proceeds of approximately $5,000,000, inclusive of the conversion of $1,390,000 of advances plus interest. The holders of the class A are entitled to receive cumulative or noncumulative dividends when and if declared by the Board. These dividends are in preference to any declaration or payment of any dividend on the common stock of the Company. All or any portion of the preferred shares are redeemable at the option of the holders at any time after August 1, 2003 for $100 per share (par value), plus accrued and unpaid dividends at the redemption date.

     In the event of liquidation, the holders of the class A have a liquidation preference over holders of common stock. Such preference is equal to the original cost of the class of preferred stock, plus any declared or unpaid dividends.

                              WEBSTAKES.COM, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

11. SUBSEQUENT EVENTS (UNAUDITED):--(CONTINUED)
     In June 1999, the Company repurchased all outstanding shares of the class A. See "Private Placement" below.

WARRANTS

     In March 1999, the Company issued to Allen & Co. warrants to purchase 168,350 shares of the Company's common stock (which was increased in June 1999 to a total of 221,683 shares of common stock), for financial advisory services provided plus three payments of $100,000 due on June 30, 1999, 2000 and 2001 in exchange for financial advisory services to be provided from non-employee consultants. In accordance with EITF 96-18, the Company is recording the value of the services being received based on the fair value of the warrants provided or the services received which ever is more reliably measured. The fair value of these warrants is estimated using the Black-Scholes pricing model and is expensed over the vesting period. Final measurement will occur on the vesting date. As the warrants vested upon issuance, all of the expense was recognized as non-cash financial advisory services expense in the six months ended June 30, 1999 (unaudited).

LEASE AGREEMENT

     In March 1999, the Company entered into a secured financing agreement with a leasing company for the leasing of equipment in an amount up to $1,000,000. The lease has a one-year availability period and a term of 36 months, with interest and principal payable monthly. Through July 1999, the Company has leased approximately $812,000 of equipment under the lease. These items have been accounted for as a capital lease.

1999 EQUITY COMPENSATION PLAN

     In June 1999, the Company's Board of Directors and stockholders adopted the Company's Equity Compensation Plan (the "1999 Plan"). The 1999 Plan provides for the granting, at the discretion of a committee of the board of: (i) options that are intended to qualify as incentive stock options, within the meaning of
Section 422 of the Code, to employees and (ii) options not intended to so qualify to employees, officers, consultants and directors. The Company has 2,000,000 shares of common stock authorized for grants under the 1999 Plan. As of July 1999, options to purchase 657,100 shares of common stock have been granted under the 1999 Plan.

     The exercise price of all stock options granted under the 1999 Plan is determined by the committee of the board at the time of the grant. The maximum term of each option granted under the 1999 Plan is 10 years from the date of grant. Options generally vest ratably over a four-year period.

AUTHORIZED SHARES

     In June 1999, the Company's board of directors and stockholders amended the Company's Certificate of Incorporation to create the class B, $.01 par value and authorized 6,700,000 shares of the class B. The previously existing class B preferred stock became the class C preferred stock, no par value. Additionally, the number of authorized shares of common stock was increased to 50,000,000 shares.

PRIVATE PLACEMENT

     In June 1999, the Company completed a private placement and issued 6,666,667 shares of class B, in consideration for net proceeds of $40,000,000. Subsequently, the Company repurchased all 50,000 shares of class A and 1,714,608 shares of common stock for $24,000,000. The repurchased class A was cancelled.


     In accordance with EITF D-42 "The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock," the excess of the consideration paid to the holders of the class A in the redemption of the 50,000 shares over the carrying amount of class A represents a deemed dividend or return to the holders of the class A of $8,712,352.

                              WEBSTAKES.COM, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

11. SUBSEQUENT EVENTS (UNAUDITED):--(CONTINUED)
     Each share of the class B is convertible into one share of common stock and automatically converts at this one for one ratio upon completion of the Company's IPO assuming net proceeds of at least $20 million and a per share price of at least $10.50.

     At any time after May 1, 2004, the class B is redeemable, at the option of the holders, at a per share price equal to 125% of the per share purchase price, adjusted for stock splits, dividends, stock options and the like, plus any accrued but unpaid dividends as of the redemption date. The class B will be accreted to its redeemable value over the five-year period from the date of issuance to the redemption date. The accretion will be recorded as preferred stockholder's dividend and included in the earnings per share calculation in accordance with SFAS 128, "Earnings per Share."

     As the Class B is only convertible upon closing of the Company's IPO, which is outside the control of the holder, in accordance with EITF D-60 "Accounting for the Issuance of Convertible Preferred Stock and Debt Securities with a Nondetachable Conversion Feature," the Company looked to the commitment date as the measurement date in determining whether the issuance of the Class B included a beneficial conversion feature. It was determined that as the issuance price equaled the common stock fair value on that date, no beneficial conversion feature exists.

     The holders of the class B will be entitled to receive dividends when and if declared by the Board. These dividends are in preference to any declaration or payment of any dividend on the common stock of the Company.

     In the event of liquidation, the holders of the class B have a liquidation preference over holders of common stock. Such preference is equal to 125% of the original cost of the class B, plus any declared or unpaid dividends.

     The class B stockholders maintain voting rights equivalent to the number of shares of common stock on an as if converted basis.

SIGNIFICANT CONTRACTS


     In June 1999, the Company entered into a two-year sponsorship agreement with Excite under which Excite agreed to promote webstakes.com through ad banner placements and links to webstakes.com and its promotions on Excite.com, WebCrawler.com and Classified2000.com and through the use of a webstakes.com personalized front page made available by Excite. As part of this agreement, the Company received a guarantee of a total number of impressions per year. The fee to be paid to Excite under this agreement is $5.6 million, $685,000 of which has been paid, $585,000 of which is due September 15, 1999 and the balance of which is due 10 days following the completion of the Company's IPO. At Home Corporation, the parent company of Excite, is a stockholder of the Company. The fee paid to date is recorded as a prepaid expense and amortized as the payments are due ratably over the two-year term of the contract. See "Use of Proceeds."



     In June 1999, the Company entered into a services agreement with MatchLogic, Inc., a wholly owned subsidiary of Excite, pursuant to which MatchLogic will provide ad serving and targeting, data processing, analysis and enhancement services to the Company. The term of the agreement is two years. The fee to be paid to MatchLogic under this agreement is $13.1 million, $2.5 million of which has been paid, $2.5 million of which is due September 15, 1999 and the balance of which is due 10 days following completion of the Company's IPO. The fee paid to date is recorded as a prepaid expense and amortized as the payments are due ratably over the two-year term of the contract. See "Use of Proceeds."


     In June 1999, the Company prepaid $800,000 to National Broadcasting Company, Inc. ("NBC"), for various advertisements that will appear on NBC television.

     Additionally, in June 1999, the Company entered into an agreement with NBC Multimedia, Inc. whereby the Company will provide online sweepstakes services for NBC.com and NBC Interactive Neighborhood, in exchange for which the Company will receive placement on the NBC.com home page. This agreement is being accounted for in accordance with the Company's barter revenue policy (Note 2).

                              WEBSTAKES.COM, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

11. SUBSEQUENT EVENTS (UNAUDITED):--(CONTINUED)
STOCK OPTION PLAN

     In April 1999, the Company's board of directors and shareholders increased the number of options issuable under the Stock Option Plan (the "Plan") to 450,000. As of July 1999, 450,000 stock options were outstanding under the Plan.

     Upon closing of the Company's IPO, each non-employee director will receive options to purchase up to 16,000 shares of the Company's common stock, which vest ratably over four years. The Company has accounted for these options in accordance with APB 25 as the Company has adopted the disclosure only provisions of FAS 123.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates.

SEC registration fee........................................   $   17,144
NASD filing fee.............................................        6,667
Nasdaq National Market listing fee..........................       88,500
Printing and engraving expenses.............................      250,000
Legal fees and expenses.....................................      500,000
Accounting fees and expenses................................      275,000
Blue Sky fees and expenses..................................       15,000
Transfer agent fees.........................................        5,000
Miscellaneous fees and expenses.............................      342,689
                                                               ----------
     Total..................................................   $1,500,000



ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors, officers and certain other persons in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

     The Registrant's certificate of incorporation and bylaws provide that, to the fullest extent permitted by the laws of the state of Delaware, no director will be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director. Furthermore, the Registrant's certificate of incorporation provides that, except as prohibited by law, each of the Registrant's directors and officers is entitled to be indemnified by the Registrant against all expenses and liability incurred in connection with any legal proceeding brought against him or her by virtue of his or her position as a director or officer. This right to indemnification may extend to a person serving as an employee or other representative of the Registrant or a subsidiary of the Registrant. A person entitled to indemnification is entitled to have the Registrant advance to him or her the expenses of a legal proceeding brought against him or her.

     These provisions of the certificate of incorporation and the bylaws do not eliminate the fiduciary duties of the directors and officers of the Registrant, and in appropriate circumstances, equitable remedies such as injunctive or other forms of relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, and for dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

     The Delaware General Corporation Law also allows the Registrant to purchase insurance covering the Registrant's directors and officers against liability asserted against them in their capacity as directors and officers. The Registrant expects to obtain directors' and officers' liability insurance. The Underwriting Agreement also provides for the indemnification of officers, directors and controlling persons of the Registrant against certain liabilities.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted. The Registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Common Stock and Preferred Stock. The Registrant has issued and sold the following securities since June 1996:

     In June 1996, Webstakes, Inc., a New York corporation, reincorporated as Netstakes, Inc., a Delaware corporation. In connection with the reincorporation, the Registrant issued shares of its common stock to holders of Webstakes, Inc. (New York) common stock. As part of that transaction, the three incorporating shareholders received 3,528,000 shares of common stock of the Registrant in exchange for $30,029 in cash.

     On September 20, 1997, the Registrant issued and sold an aggregate of 999,600 shares of common stock, par value $.01, to an investor in consideration for cancellation of $543,243 in outstanding indebtedness. As part of the same transaction, and in consideration for extension of a $500,000 line of credit, the Registrant granted the investor options that were later exercised for 715,008 shares of the Registrant's common stock.

     On September 28, 1998, an investor exercised an option the Registrant had granted to it as part of the earlier line of credit arrangement, and the Registrant issued the investor 715,008 shares of common stock, par value $.01, in consideration for cancellation of $524,826 in outstanding indebtedness.

     On January 20, 1999, the Registrant issued 50,000 shares of class A mandatorily redeemable convertible preferred stock, par value $100.00, to an investor in exchange for $3,575,000 in cash and approximately $1,390,000 in additional loans made by the investor to Webstakes. Such shares were subsequently redeemed by the Company.

     On March 2, 1999, in exchange for investment advisory services, the Registrant issued warrants to an investment banking firm to purchase 168,350 shares (which was subsequently increased in June 1999 to 221,683 shares) of common stock, par value $.01. The exercise price of the warrants is $6.00. The advisory services were valued at $459,593 by the Company.

     On June 14, 1999, the Registrant issued 6,666,667 shares of class B mandatorily redeemable convertible preferred stock, par value $.01, to a group of investors for a total purchase price of $40,000,000.

     Options. The registrant from time to time has granted stock options to employees and consultants as consideration for services received. The following table sets forth certain information regarding such grants.


                                                                      NUMBER        EXERCISE
                                                                     OF SHARES       PRICE
                                                                     ---------    ------------
January 1, 1998 to December 31, 1998..............................      89,300    $ 1.16-14.96
January 1, 1999 to September 10, 1999.............................   1,192,419    $ 6.00-18.70


None of these options have been exercised.

     All options granted to Registrant's officers, directors, employees and consultants were made in reliance on Rule 701 under the Securities Act as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation.

     All other sales were made in reliance on Section 4(2) of the Securities Act regarding transactions by the issuer not involving a public offering and/or Regulation D promulgated under the Securities Act. These sales were made without general solicitation or advertising. Each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment and represented to the Registrant that the shares were being acquired for investment and not with a view toward distribution.

ITEM 16(A). EXHIBITS AND FINANCIAL STATEMENTS

EXHIBIT
NUMBER   DESCRIPTION
------   -----------------------------------------------------------------------------------------------------------
    1+    --   Form of Underwriting Agreement
  3.1+    --   Certificate of Incorporation
  3.2+    --   Certificate of Amendment to the Certificate of Incorporation, dated February 23, 1998
  3.3+    --   Certificate of Amendment to the Certificate of Incorporation, dated January 17, 1999
  3.4+    --   Certificate of Amendment to the Certificate of Incorporation, dated June 11, 1999
  3.5+    --   Amended and Restated Bylaws
  4.1     --   Specimen Certificate of Common Stock
  5.1+    --   Opinion of Reed Smith Shaw & McClay LLP
 10.1+    --   Netstakes, Inc. Stock Option Plan

EXHIBIT
NUMBER   DESCRIPTION
------   -----------------------------------------------------------------------------------------------------------
 10.2+    --   1999 Equity Compensation Plan
 10.3+    --   Master Lease Agreement No. L6731 with Leasing Technologies International, Inc. dated November 19,
               1998.
 10.4+    --   Master Services Agreement between Registrant and Frontier Global Center dated February 8, 1999
 10.5+    --   Letter Agreement between Registrant and Steven H. Krein, dated June 11, 1999
 10.6+    --   Letter Agreement between Registrant and Daniel Feldman, dated June 11, 1999
 10.7+    --   Stock Purchase Agreement dated June 11, 1999
 23.1     --   Consent of PricewaterhouseCoopers LLP
 23.2+    --   Consent of Reed Smith Shaw & McClay LLP (included in Exhibit 5.1)
 23.3+    --   Consent of Forrester Research
 23.4+    --   Consent of International Data Corporation
   25+    --   Powers of Attorney
 27.1+    --   Financial data schedule
 99.1+    --   Consent of Nominee Director of Lisa Crane
 99.2+    --   Consent of Nominee Director of Kristopher Wood
 99.3+    --   Consent of Nominee Director of Dirk Hall


------------------

* To be filed by amendment.




+ Previously filed.


ITEM 16(B). EXHIBITS AND FINANCIAL STATEMENTS

     The following financial statement schedule is filed herewith accompanied by a report of independent accountants for such schedule: Schedule II--Valuation and Qualifying Accounts.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule
     424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 21, 1999.


                                          WEBSTAKES.COM, INC.

                                          By:       /s/ STEVEN H. KREIN
                                             -----------------------------------
                                                       Steven H. Krein
                                                   Chief Executive Officer


                SIGNATURE                                      TITLE                             DATE
------------------------------------------  -------------------------------------------   -------------------

                /S/ STEVEN H. KREIN         Chief Executive Officer and Director           September 21, 1999
------------------------------------------  (Principal Executive Officer)
             Steven H. Krein

              /S/ DANIEL J. FELDMAN         President and Director                         September 21, 1999
------------------------------------------
            Daniel J. Feldman

               /S/ THOMAS E. BROPHY         Vice President of Finance and                  September 21, 1999
------------------------------------------  Chief Financial Officer
             Thomas E. Brophy               (Principal Accounting Officer)

                 ARNOLD GREENBERG*          Director                                       September 21, 1999
------------------------------------------
             Arnold Greenberg

*by Steven H. Krein as Attorney-in-fact

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Webstakes.com, Inc.:

In connection with our audits of the financial statements of Webstakes.com, Inc. as of December 31, 1998 and 1997 and for each of the two years in the period ended December 31,1998 and the period from January 8, 1996 (inception) to December 31, 1996, which financial statements are included in the Prospectus, we have also audited the financial statement schedule listed in Part II herein.

In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

                                          PRICEWATERHOUSECOOPERS LLP

February 19, 1999
1301 Avenue of the Americas
New York, N.Y.

                                  SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                              WEBSTAKES.COM, INC.
                       VALUATION AND QUALIFYING ACCOUNTS

                                                         BALANCE AT      CHARGED TO                      BALANCE AT
                                                         BEGINNING       COSTS AND                          END
                                                         OF PERIOD       EXPENSES        DEDUCTIONS      OF PERIOD
                                                         ----------      ----------      ----------      ----------
For the period from January 6, 1996 (inception)
  to December 31, 1996:
  Provision for doubtful accounts...................      $     --        $  2,499        $     --        $  2,499
                                                          --------        --------        --------        --------
                                                          --------        --------        --------        --------
For the year ended December 31, 1997:
  Provision for doubtful accounts...................      $  2,499        $ 10,880        $    679        $ 12,700
                                                          --------        --------        --------        --------
                                                          --------        --------        --------        --------
For the year ended December 31, 1998:
  Provision for doubtful accounts...................      $ 12,700        $208,604        $ 96,304        $125,000
                                                          --------        --------        --------        --------
                                                          --------        --------        --------        --------
For the six months ended June 30, 1999:
  Provision for doubtful accounts (unaudited).......      $125,000        $215,805        $ 26,091        $314,714
                                                          --------        --------        --------        --------
                                                          --------        --------        --------        --------

                                 EXHIBIT INDEX


 EXHIBIT                                                                                                    SEQUENTIAL
  NUMBER     DESCRIPTION                                                                                     PAGE NO.
----------   --------------------------------------------------------------------------------------------   -----------
    1+        --   Form of Underwriting Agreement
    3.1+      --   Certificate of Incorporation
    3.2+      --   Certificate of Amendment to the Certificate of Incorporation, dated February 23, 1998
    3.3+      --   Certificate of Amendment to the Certificate of Incorporation, dated January 17, 1999
    3.4+      --   Certificate of Amendment to the Certificate of Incorporation, dated June 11, 1999
    3.5+      --   Amended and Restated Bylaws
    4.1       --   Specimen Certificate of Common Stock
    5.1+      --   Opinion of Reed Smith Shaw & McClay LLP
   10.1+      --   Netstakes, Inc. Stock Option Plan
   10.2+      --   1999 Equity Compensation Plan
   10.3+      --   Master Lease Agreement No. L6731 with Leasing Technologies International, Inc. dated
                   November 19, 1998.
   10.4+      --   Master Service Agreement between Registrant and Frontier GlobalCenter dated
                   February 8, 1999
   10.5+      --   Letter Agreement between Registrant and Steven H. Krein, dated June 11, 1999
   10.6+      --   Letter Agreement between Registrant and Daniel Feldman, dated June 11, 1999
   10.7+      --   Stock Purchase Agreement dated June 11, 1999
   23.1       --   Consent of PricewaterhouseCoopers LLP
   23.2+      --   Consent of Reed Smith Shaw & McClay LLP (included in Exhibit 5.1)
   23.3+      --   Consent of Forrester Research
   23.4+      --   Consent of International Data Corporation
   25+        --   Powers of Attorney
   27.1+      --   Financial data schedule
   99.1+      --   Consent of Nominee Director Lisa Crane
   99.2+      --   Consent of Nominee Director Kristopher Wood
   99.3+      --   Consent of Nominee Director Dirk Hall


------------------

* To be filed by amendment.




+ Previously filed.